UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MATTERSIGHT CORPORATION
(Name of Subject Company)

MATTERSIGHT CORPORATION
(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
7% Series B Convertible Preferred Stock, par value $0.01 per share
(Title of Class of Securities)
Common Stock: 577097108
(CUSIP Number of Class of Securities)
Kelly D. Conway
Chief Executive Officer
Mattersight Corporation
200 W. Madison Street, Suite 3100
Chicago, Illinois 60606
(877) 235-6925
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Matthew P. Dubofsky
Steven J. Tonsfeldt
Cooley LLP
380 Interlocken Crescent
Suite 900
Broomfield, CO 80021-8023
(720) 566-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.
Subject Company Information.

Name and Address.
The name of the subject company is Mattersight Corporation, a Delaware corporation (“Mattersight” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 200 W. Madison Street, Suite 3100, Chicago, Illinois 60606. The telephone number of the Company’s principal executive office is (877) 235-6925.
Securities.
This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14d-9”) relates to the common stock, $0.01 par value per share, of Mattersight (the “Common Stock”) and the 7% Series B Convertible Preferred Stock, $0.01 par value per share, of Mattersight (the “Preferred Stock” and, together with the Common Stock, the “Shares”). As of the close of business on May 7, 2018, there were (i) 33,307,647 shares of Common Stock issued and outstanding (which includes shares of Common Stock subject to Restricted Stock Awards (as defined below) and shares of Common Stock held by the Company as treasury shares), (ii) 1,637,786 shares of Preferred Stock issued and outstanding, (iii) 87,202 shares of Common Stock that were held by Mattersight as treasury shares, (iv) 4,971,343 shares of Common Stock reserved for future issuance or otherwise deliverable under the Company’s 1999 Stock Incentive Plan, as amended (“Company Stock Plan”), (v) 205,424 shares of Common Stock reserved for future issuance or otherwise deliverable under the Company’s 1999 Employee Stock Purchase Plan, as amended (the “ESPP”), (vi) outstanding vested and unvested options to purchase 1,936,234 shares of Common Stock, (vii) outstanding unvested Restricted Stock Awards covering 1,313,421 shares of Common Stock and (viii) 357,142 shares of Common Stock issuable upon exercise of outstanding warrants.
Item 2.
Identity and Background of Filing Person.

Name and Address.
Mattersight, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of the Company are set forth in “Item 1. Subject Company Information — Name and Address” above.
Tender Offer.
This Schedule 14D-9 relates to the tender offer by NICE Acquisition Sub, Inc. (“Purchaser”), a wholly owned subsidiary of NICE Systems, Inc. (“Parent”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser, Parent, and NICE Ltd. (“NICE”) with the Securities and Exchange Commission (the “SEC”) on May 10, 2018, pursuant to which Purchaser has offered to purchase all of the issued and outstanding shares of Common Stock at a purchase price of  $2.70 per share (the “Common Offer Price”) and all of the issued and outstanding shares of Preferred Stock at a purchase price of  $7.80 per share, plus accrued but unpaid dividends payable thereon as of immediately prior to, the Effective Time (defined below) (the “Preferred Offer Price” and, collectively with the Common Offer Price, the “Offer Prices” and each, an “Offer Price”), net to the holder thereof in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented or otherwise modified from time to time in accordance with the Merger Agreement (as defined below), constitute the “Offer”). A copy of the Offer to Purchase and Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.
The Preferred Offer Price reflects, in accordance with the terms of the Certificate of Designations of 7% Series B Convertible Preferred Stock governing the terms of the Preferred Stock, (a)(i) a liquidation preference in the amount of  $5.10 per share (equal to the per share amount at which Mattersight initially sold the Preferred Stock) plus (ii) a right to received accrued but unpaid dividends for each share of

Preferred Stock through the date of a sale of Mattersight, each to be paid prior to any distribution on Common Stock in connection with a sale of Mattersight, and (b) the right of each share of Preferred Stock to receive, after payment of the foregoing liquidation preference and accrued but unpaid dividends, an additional amount equal to the Common Offer Price. See Mattersight’s Certificate of Designations of 7% Series B Convertible Preferred Stock, which is filed as Exhibit (e)(17) to this Schedule 14D-9, for additional information regarding the terms of the Preferred Stock.
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 25, 2018 (as such agreement may be amended, supplemented or otherwise modified from time to time in accordance therewith, the “Merger Agreement”), by and among Parent, Purchaser, Mattersight, and for limited purposes, NICE. The Merger Agreement provides, among other things, that following the acceptance for payment of the Shares pursuant to and subject to the conditions of the Offer (such time of acceptance, the “Acceptance Time”) and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will be merged with and into Mattersight (the “Merger”), with Mattersight surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. Mattersight does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than (i) Shares owned by Parent, Purchaser or the Company, or by any wholly owned subsidiary of Parent, Purchaser or the Company, or Shares held in the Company’s treasury (the “Cancelled Shares”) and (ii) Shares held by stockholders, if any, who are entitled to and properly demand appraisal rights under Delaware law (the “Dissenting Shares”)) will be cancelled and converted into the right to receive an amount in cash equal to the applicable Offer Price (the “Merger Consideration”), without interest and less any applicable withholding taxes. As a result of the Merger, the Shares will cease to be publicly traded and Mattersight will become wholly owned by Parent.
The Offer and withdrawal rights will expire at one minute after 11:59 p.m. New York Time, at the end of June 7, 2018, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as so extended, if applicable, the “Expiration Date”).
The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.
As set forth in the Schedule TO, the principal executive office of Parent are located at 221 River Street, Hoboken, New Jersey 07030, and the telephone number of its principal executive office is (551) 256-5000. The principal executive offices of Purchaser and NICE are located at 13 Zarchin Street, P.O. Box 690, Ra’anana 4310602, Israel, and the telephone number of their principal executive offices is +972-9-775-3151.
Information relating to the Offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or on the Company’s website at www.mattersight.com/about-us/investor-relations.
Item 3.
Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, to the knowledge of Mattersight, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Mattersight or any of its affiliates and (i) any of Mattersight’s executive officers, directors or affiliates or (ii) Purchaser, Parent, NICE or any of their respective executive officers, directors or affiliates.
Arrangements with Purchaser, Parent, and Certain of Their Affiliates.
Merger Agreement.
On April 25, 2018, Purchaser, Parent, NICE and Mattersight entered into the Merger Agreement. Pursuant to the Merger Agreement, NICE has unconditionally guaranteed the full performance and payment by Parent and Purchaser of each of the covenants, obligations and undertakings required to be performed by Parent or Purchaser under the Merger Agreement. A summary of the Merger Agreement is contained in Section 11. “The Merger Agreement; Other Agreements,” in the Offer to Purchase and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk among the parties to the Merger Agreement. In particular, the representations and warranties contained in the Merger Agreement were negotiated with the principal purposes of  (i) establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and (ii) allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Shares or holders of shares of NICE. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of the Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in the Offer to Purchase. Accordingly, none of the holders of Shares, holders of shares of NICE or any other third parties should rely on the representations, warranties and covenants, or any descriptions thereof, as characterizations of the actual state of facts or conditions of Mattersight, Purchaser, Parent or any of their respective subsidiaries or affiliates. Factual disclosures about Mattersight contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.
Confidentiality Agreement.
On February 8, 2018, Mattersight and NICE entered into a non-disclosure agreement (the “Confidentiality Agreement”), pursuant to which each party agreed, subject to certain exceptions, that any non-public information furnished to it or to its representatives by or on behalf of the other party would be considered confidential information and would be kept confidential and be used only for purposes of evaluating a possible negotiated strategic transaction between the parties. The parties agreed that they would only disclose the confidential information to their representatives or as may be required by law.
The foregoing summary description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.
Exclusivity Agreement.
On March 17, 2018, Mattersight and NICE entered into an exclusivity agreement (the “Exclusivity Agreement”), whereby, in connection with discussions regarding a possible acquisition transaction between Mattersight and NICE, Mattersight and NICE agreed that, from March 17, 2018 through the earliest of (i) 5:00 p.m. Eastern Time on April 15, 2018 (which period would be automatically extended for one additional seven day period if the parties continue to negotiate in good faith), (ii) the execution and delivery of a definitive written agreement providing for a possible transaction, and (iii) such other date as may have been specified in a written agreement between the parties, Mattersight was not permitted to directly or indirectly, (a) solicit, initiate, knowingly encourage, knowingly facilitate or respond to, any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to any Acquisition Proposal (as defined in the Exclusivity Agreement) or (b) enter into, continue, or otherwise participate in any discussions or negotiations regarding, or furnish any person or entity any information in connection with or for the purpose of encouraging or facilitating, or enter into any agreement with respect to, any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, any Acquisition Proposal.

This summary of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference.
Tender and Support Agreements.
Concurrently with the entry into the Merger Agreement, (i) each of the following Mattersight non-employee directors: Philip Dur (and his spouse), Henry Feinberg (and his spouse), John Kohler, Michael Murray (and his spouse), John Staley, and Tench Coxe (and his spouse), (ii) each of the following Mattersight executive officers: Kelly Conway (President, Chief Executive Officer and Director), David Mullen (Senior Vice President, Chief Financial Officer and Director) (and his spouse), David Gustafson (Executive Vice President, Chief Operating Officer) (and his spouse) and Christopher Danson (Executive Vice President and Chief Technology Officer), and (iii) Sutter Hill Ventures (which is an affiliate of Tench Coxe) and affiliated entities, in each case, in their respective capacities as stockholders of the Company, entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with Purchaser and Parent, pursuant to which each stockholder agreed to, among other things, tender and not withdraw all Shares owned by, or acquired by, such stockholder into the Offer, subject to certain exceptions. These stockholders collectively hold 6,893,932 shares of Common Stock and 1,308,368 shares of Preferred Stock, constituting approximately 24% of the Shares issued and outstanding as of May 7, 2018 (excluding shares held by Mattersight as treasury shares).
The foregoing summary description of the Tender and Support Agreement is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.
Arrangements with Directors and Executive Officers of Mattersight.
Interests of Certain Persons.
The executive officers of Mattersight and the members of the board of directors of Mattersight (the “Board”) may have interests in the Offer, the Merger and the other transactions contemplated by the Merger Agreement that are different from, or in addition to, the interests of Mattersight’s stockholders, generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Recommendation of the Board.”
For further information with respect to the arrangements between Mattersight and its named executive officers, see the information included in “Item 8. Additional Information — Golden Parachute Compensation” below, which is incorporated into this Item 3 by reference.
Effect of the Offer, the Merger and the other transactions contemplated by the Merger Agreement on Shares and Equity Awards.
Consideration for Shares.   If Mattersight’s directors and executive officers were to tender any shares of Common Stock or Preferred Stock they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other holders of Common Stock or Preferred Stock, respectively. As of May 7, 2018, Mattersight’s directors and executive officers (and affiliates and affiliated investment entities) owned in the aggregate 6,239,733 shares of Common Stock and 1,308,368 shares of Preferred Stock (excluding Shares subject to Options (as defined below) and unvested Shares subject to Restricted Stock Awards (as defined below) the vesting of which will not accelerate as of result of consummation of the Offer or the Merger). If the directors and executive officers (and affiliates and affiliated investment entities) were to tender and not withdraw all of those shares of Common Stock outstanding as of May 7, 2018 pursuant to the Offer and those shares of Common Stock were accepted for purchase and purchased by Purchaser, the directors and executive officers (and affiliates and affiliated investment entities) would receive an aggregate of approximately $16,847,279 in cash. In addition, each of Tench Coxe and his affiliates, Kelly Conway, Michael Murray and Chris Danson own shares of Preferred Stock, such that if such persons were to tender and not withdraw all of their shares of Preferred Stock outstanding as of May 7, 2018 pursuant to the Offer and those shares of Preferred Stock were accepted for purchase and purchased by Purchaser, such persons would receive an aggregate of approximately $10,269,460 in cash (which includes the estimated dividend of  $2.09 per share of Preferred Stock as of May 7, 2018), which consideration is in addition to, and separate from, the consideration to be received by holders of Common Stock in respect of their Common Stock pursuant to the Merger Agreement.
Consideration for Options.   As of May 7, 2018, Mattersight’s non-employee directors held options (each, an “Option” and, collectively, the “Options”) with an exercise price less than the Common Offer Price to purchase 60,000 shares of Common Stock outstanding under the Company Stock Plan in the aggregate, all of which were vested and exercisable as of that date, each with exercise price of  $2.55. Upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each Option that remains outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into a right to receive an amount in cash, without interest, equal to the (i) amount of the Common Offer Price (less the exercise price per share attributable to such Option) multiplied by (ii) the total number of shares of Common Stock issuable upon exercise in full of such Option (the “Option Consideration”). All Option Consideration will be paid without interest and less any applicable tax withholdings.
Notwithstanding the foregoing, if the per share exercise price of any Option is equal to or greater than the Common Offer Price, such Option will be cancelled on the Effective Time without any cash payment. As of May 7, 2018, none of Mattersight’s executive officers held Options with an exercise price less than the Common Offer Price. See “— Table of Equity Related Payments” below for additional information.
Consideration for Restricted Stock Awards.   As of May 7, 2018, Mattersight’s executive officers held in the aggregate restricted stock awards outstanding under the Company Stock Plan (each, a “Restricted Stock Award” and, collectively, the “Restricted Stock Awards”) covering 654,199 shares of Common Stock which were unvested as of May 7, 2018 and the vesting of that will not accelerate as of result of consummation of the Offer or the Merger. Upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each vested Restricted Stock Award outstanding and in the case of stockholders with aggregate holdings of Common Stock subject to outstanding unvested Restricted Stock Awards of less than or equal to 2,000 shares of Common Stock, all such unvested shares will be cancelled and converted into a right to receive an amount in cash, without interest, equal to (a) the Common Offer Price multiplied by (b) the total number of outstanding shares of Common Stock subject to such award and (ii) in the case of stockholders with aggregate holdings of Common Stock subject to outstanding unvested Restricted Stock Awards of greater than 2,000 shares of Common Stock then (a) 2,000 shares of Company Common Stock subject to such unvested Restricted Stock Award shall be cancelled and converted into the right to receive cash in an amount per such share equal to the Common Offer Price and (b) the remaining shares subject to such unvested Restricted Stock Award shall be assumed by Parent and converted into restricted NICE American Depositary Shares (each representing one ordinary share of NICE, par value NIS 1.00 per share) (each such award of restricted NICE American Depositary Shares, a “Converted Restricted Stock Award, and collectively with the other amounts described above, the “Restricted Stock Award Consideration”). All cash Restricted Stock Award Consideration will be paid without interest and less any applicable tax withholdings. See “— Table of Equity Related Payments” below for additional information.
Treatment of Equity Awards held by Directors and Executive Officers.   As discussed above, all Options and Restricted Stock Awards held by Mattersight’s directors and executive officers will be cancelled or assumed, as applicable, in exchange for the Option Consideration and Restricted Stock Award Consideration, as applicable, and payable as described above. In addition, Kelly Conway is entitled to 36 months of accelerated vesting with respect to outstanding Restricted Stock Awards held by him in connection with the closing of the Merger and the Offer. Further, our executive officers may be entitled to accelerated vesting of Converted Restricted Stock Awards as further described under “— Employment Arrangements with Mattersight.”
See “— Employment Arrangements with Mattersight” and “— Table of Equity Related Payments” below for additional information.

Table of Equity-Related Payments.   The following table sets forth the approximate amount of the cash payments that each of Mattersight’s current directors and executive officers and their respective affiliates is entitled to receive in connection with the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, assuming that the Effective Time occured on May 7, 2018 and that each individual receives the full Option Consideration and Restricted Stock Award Consideration, as applicable, for all of the individual’s Options and Restricted Stock Awards, as applicable, and that no additional Options or Restricted Stock Awards are granted to such individual.
Name	Shares of Common Stock (#)(1)	Cash Consideration for Common Stock ($)(2)	Shares of Preferred Stock (#)(3)	Cash Consideration for Preferred Stock ($)(4)	Shares Subject to In-the-Money Options (#)(5)	Cash Consideration for In-the-Money Options ($)(6)	Aggregate Cash Consideration ($)
Non-Employee Directors
Tench Cox & affiliated entities	3,634,734	9,813,782	1,008,907	9,978,090	10,000	1,500	19,793,372
Philip Dur	52,275	141,143	—	—	10,000	1,500	142,643
Henry Feinberg	198,177	535,078	—	—	10,000	1,500	536,578
John Kohler	42,600	115,020	—	—	10,000	1,500	116,520
Michael Murray	583,553	1,575,593	23,243	229,873	10,000	1,500	1,806,966
John Staley	110,718	298,939	—	—	10,000	1,500	300,439
Executive Officers
Kelly Conway*	972,091	2,624,646	3,862	38,195	—	—	2,662,841
David Mullen*(7)	179,218	483,889	—	—	—	—	483,889
David Gustafson	313,413	846,215	—	—	—	—	846,215
Christopher Danson	152,954	412,976	2,356	23,301	—	—	436,277

*
Both a director and an executive officer.

(1)
Based on the number of shares of Common Stock owned as of May 7, 2018. This number includes shares acquired pursuant to Restricted Stock Awards that vested on or before May 7, 2018, as well as shares acquired pursuant to Restricted Stock Awards that will vest upon consummation of the Offer and the Merger (assuming consummation of the Offer and the Merger on May 7, 2018), but excludes any shares acquired pursuant to Restricted Stock Awards that were unvested on May 7, 2018 and that will not vest upon consummation of the Offer and the Merger, and any shares that may be purchased pursuant to the ESPP after May 7, 2018.

(2)
Calculated based on (i) the number of owned shares of Common Stock, multiplied by (ii) the Common Offer Price.

(3)
Based on the number of shares of Preferred Stock owned as of May 7, 2018.

(4)
Calculated based on (i) the number of owned shares of Preferred Stock, multiplied by (ii) the Preferred Offer Price (which includes the estimated dividend of  $2.09 per share of Preferred Stock as of May 7, 2018).

(5)
Number shown is the number of shares of Common Stock subject to outstanding Options (whether vested or unvested) with a per share exercise price below the Common Offer Price as of May 7, 2018.

(6)
Calculated based on (i) the number of in-the-money Options as of May 7, 2018, multiplied by (ii) the difference between the Common Offer Price and the per share exercise price of such Options (which assumes full acceleration of each Option). To the extent the individual holds Options with a per share exercise price greater than or equal to the Common Offer Price, the individual will receive no consideration with respect to such cancelled Options.

(7)
Includes 5,000 shares owned by a member of Mr. Mullen’s immediate family.

The table below provides a summary of unvested Restricted Stock Awards held by each of Mattersight’s executive officers that will convert into Converted Restricted Stock Awards under the Merger Agreement, and the number of Converted Restricted Stock Awards that will be issued upon such conversion, assuming in each case that the Effective Time occurred on May 7, 2018. None of Mattersight’s non-employee directors held any unvested Restricted Stock Awards as of May 7, 2018.
Name	Number of Shares Subject to Restricted Stock Awards that will be Converted into Converted Restricted Stock Awards	Number of Converted Restricted Stock Awards(1)
Kelly Conway*	—	—
David Mullen*	288,832	8,101
David Gustafson	229,589	6,439
Christopher Danson	135,778	3,808

(1)
Determined based on an exchange ratio equal to the Common Offer Price divided by the average, rounded to the nearest one ten-thousandth, of the closing sale prices per NICE American Depositary Share on The Nasdaq Global Select Market for the ten (10) full trading days ended three (3) trading days immediately prior to the closing of the Merger, assuming closing occurred on May 7, 2018.

Treatment of Employee Stock Purchase Plan
Pursuant to the Merger Agreement, the Board adopted resolutions, and has amended the terms of the ESPP to provide that (i) no offering period will be commenced after the date of the Merger Agreement, (ii) any offering period that was in effect as of the date of the Merger Agreement shall be terminated effective as of the last day of the purchase period that was in effect as of the date of the Merger Agreement or, if earlier, immediately prior to the Effective Time, (iii) all outstanding purchase rights under the ESPP shall automatically be exercised, in accordance with the terms of the ESPP, immediately prior to the Effective Time (the “Final Purchase”), (iv) the ESPP shall terminate with such Final Purchase and no further purchase rights shall be granted under the ESPP thereafter, (v) each individual participating in the ESPP shall not be permitted (a) to increase the amount of his or her rate of payroll contributions thereunder from the rate in effect on the date of the Merger Agreement, or (b) to make separate non-payroll contributions to the ESPP on or following the date of the Merger Agreement, and (vi) no individual who is not participating in the ESPP as of the date of the Merger Agreement may commence participation in the ESPP following the date of the Merger Agreement. All shares of Common Stock purchased in the Final Purchase shall be cancelled at the Effective Time and converted into the right to receive the Common Offer Price in accordance with the terms and conditions of the Merger Agreement.
Employment Arrangements with Mattersight.
Messrs. Conway, Mullen, Gustafson and Danson are each entitled to certain severance benefits pursuant to their respective employment agreements, the terms of which are described below. For more information regarding specific severance/termination payments due to each of Messrs. Conway, Mullen and Gustafson, see “Item 8. Additional Information — Golden Parachute Compensation.”
Employment Arrangements Following Closing
On April 25, 2018, Mattersight and Parent entered into an agreement with David Gustafson, Executive Vice President, Chief Operating Officer of Mattersight, amending certain terms of Mr. Gustafson’s existing employment agreement with Mattersight (the “Gustafson Employment Agreement Amendment”). Pursuant to the terms of the Gustafson Employment Agreement Amendment, Mr. Gustafson’s salary will be $260,000 USD per annum and his target bonus for fiscal 2018 will be $160,000 USD, prorated for the portion of 2018 between the consummation of the Merger and the end of the year. The Gustafson

Employment Agreement Amendment also provides that Mattersight will recommend that NICE’s board of directors grant Mr. Gustafson specified awards of NICE restricted stock units. The Gustafson Employment Agreement Amendment is effective only upon and subject to the consummation of the Offer and Merger. This summary does not purport to be complete and is qualified in its entirety by reference to the Gustafson Employment Agreement Amendment, which is filed as Exhibit (e)(25) to this Schedule 14D-9 and is incorporated herein by reference.
On April 25, 2018 and as a condition to execution of the Merger Agreement, Mattersight and Mr. Conway entered into a three-year non-competition agreement, to be effective upon closing of the Merger. This summary does not purport to be complete and is qualified in its entirety by reference to the non-competition agreement, which is filed as Exhibit (e)(26) to this Schedule 14D-9 and is incorporated herein by reference.
See “Item 8. Additional Information — Golden Parachute Compensation” below (which is incorporated into this Item 3 by reference) for further information with respect to certain of these arrangements and for a quantification of the amounts potentially payable to certain executive officers in connection with the Offer and the completion of the Merger.
Employee Matters Following Closing.
The Merger Agreement provides that during the period beginning at the Effective Time and ending one (1) year following the Effective Time, Parent shall cause the Surviving Corporation or one of its subsidiaries or affiliates to provide each employee of Mattersight and its subsidiaries who is employed by Parent, the Surviving Corporation or an affiliate as of immediately prior to the Effective Time (a “Continuing Employee”) with base salary (or hourly wage rate, as applicable) that is not less than that provided to such Continuing Employee immediately prior to the Effective Time. In addition, Parent shall cause each employee benefit (other than defined benefit pension benefits, severance benefits and equity-based benefits) sponsored or maintained by Parent to treat all service with Mattersight as service with Parent, the Surviving Corporation and their respective affiliates.
As of the date of this Schedule 14D-9, other than as set forth under the caption “— Arrangements with Directors and Executive Officers of Mattersight — Employment Agreements Following Closing,” no current executive officer of Mattersight has entered into any material agreement, arrangement, or understanding with Parent or its affiliates with respect to employment with the Surviving Corporation or any of its subsidiaries. Although it is possible that certain other of Mattersight’s current executive officers will enter into material arrangements with Parent or its affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, Parent, as of the date of this Schedule 14D-9, no such material agreements have been reached between members of Mattersight’s current management and representatives of Parent or its affiliates regarding any such arrangements and there can be no assurance that any parties will reach an agreement.
Indemnification; Directors’ and Officers’ Insurance.
Mattersight has included in its certificate of incorporation, as amended (the “Charter”), and its bylaws, as amended and restated (the “Bylaws”), provisions to limit the liability of its directors and to indemnify its directors and officers to the fullest extent under the DGCL, subject to specified limitations. Mattersight also has entered into indemnification agreements with each of its directors and executive officers, the form of which is filed as Exhibit (e)(15) hereto and herein incorporated by reference.
The Merger Agreement provides for certain indemnification and insurance rights in favor of Mattersight and its subsidiaries’ current and former directors and officers, who we refer to as “indemnified persons.” Specifically, all rights to exculpation, indemnification, and advancement of expenses provided to the indemnified persons, under the Charter, the Bylaws or other indemnification agreements, with respect to acts or omissions occurring at or before to the Effective Time, will continue in full force and effect for at least six years following the Effective Time.
For a period commencing on the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation agreed to maintain directors’ and officers’ liability insurance with coverage and amounts that are no less favorable than those of the policy currently maintained by Mattersight with respect to acts or omissions occurring at or before the Effective Time. However, the Surviving Corporation is not required after the Effective Time to pay annual premiums in excess of 250% of the amount paid for coverage for Mattersight’s last full fiscal year for Mattersight’s existing policies (the “Maximum Annual Premium”), but in such case will purchase as much coverage as may be purchased for such amount.
Mattersight may purchase, prior to the Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially no less favorable benefits as the current policies of Mattersight with respect to acts or omissions occurring at or before the Effective Time (covering without limitation the transactions contemplated by the Merger Agreement); provided that the amount paid for any such policy must not exceed the Maximum Annual Premium. If such a “tail” policy is obtained, the Surviving Corporation will maintain the policy for its full term and will have no further obligations with respect to directors’ and officers’ liability insurance and fiduciary liability insurance under the Merger Agreement.
If Parent or the Surviving Corporation merges into or consolidates with another entity and is not the surviving entity or sells substantially all its assets, provision will be made so that the successors or assigns of Parent or the Surviving Corporation assume the insurance and indemnification obligations described above.
Section 16 Matters.
The Board has taken actions to cause the transactions contemplated by the Merger Agreement and any other disposition of equity securities of Mattersight (including derivative securities) in connection with the transactions contemplated by the Merger Agreement by each individual who is a director or officer of Mattersight subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Rule 14d-10(d) Matters.
Pursuant to the Merger Agreement, the Compensation Committee of the Board adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (i) each arrangement related to certain payments made or that may be made and certain benefits granted or that may be granted according to employment compensation, severance and other employee benefit plans of the Company, (ii) the treatment of Options and Restricted Stock Awards in accordance with the terms of the Merger Agreement and (iii) other matters related to indemnification and insurance of directors and officers and certain employee matters. In addition, the Compensation Committee of the Board will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor within Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing matters.
Item 4.
The Solicitation or Recommendation.

Recommendation of the Board.
At a meeting held on April 25, 2018, after careful consideration and in consultation with the Company’s financial and legal advisors, the Board, among other things:
(i)
determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of Mattersight’s stockholders;

(ii)
determined that it is in the best interests of Mattersight and its stockholders, and declared it advisable, to enter into the Merger Agreement;

(iii)
approved the execution and delivery by Mattersight of the Merger Agreement, the performance by Mattersight of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained in the Merger Agreement;

(iv)
agreed that the Merger shall be effected under Section 251(h) of the DGCL; and

(v)
resolved to recommend that Mattersight’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the reasons described in more detail below, the Board recommends that Mattersight’s stockholders tender their Shares pursuant to the Offer.
A copy of the press release issued by Mattersight, dated April 26, 2018, announcing the Offer, the Merger and the other transactions contemplated by the Merger Agreement, is filed as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.
Background of the Merger.
The terms of the Merger Agreement are the result of extensive arm’s-length negotiations among the management teams of Mattersight and NICE, and their representatives, under the guidance of each company’s board of directors. Mattersight involved outside financial and legal advisors to rigorously examine potential transaction partners in a broad and inclusive manner. The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation among the Board or the representatives of Mattersight, NICE, and other parties.
The Board and Mattersight’s senior management team regularly review and evaluate Mattersight’s business and operations, strategy and prospects as an independent company with a view toward enhancing stockholder value. As part of this evaluation, the Board has, from time to time, considered a variety of strategic alternatives to Mattersight’s business strategies as an independent company, including consideration of potential changes to Mattersight’s strategy and direction, potential partnerships and other strategic transactions, potential acquisitions, and a possible sale of Mattersight.
From time to time, Mattersight has received inbound inquiries from, and has held discussions with, third parties regarding the possibility of pursuing partnerships or other strategic transactions involving Mattersight.
On February 8, 2017, the Board held an in-person, regular meeting, with Mr. Gustafson present, at which it discussed, among other things, Mattersight’s business outlook, strategic goals and associated capital needs, as well as potential strategic transactions, including a possible sale of Mattersight and a going private process, and authorized senior management to engage with an investment banker to explore the possibility of selling Mattersight, as well as pursuing an equity financing to provide additional working capital to Mattersight.
Later in February 2017, members of management met with Union Square Advisors LLC (“Union Square”) to discuss Mattersight’s business, interest that had been expressed in Mattersight historically from potential strategic buyers and financial sponsors, and Union Square’s perspectives on Mattersight’s business and its position in its market.
On March 1, 2017, Mattersight completed a private placement of Common Stock from which it received $14.7 million of proceeds, net of expenses.
On March 22, 2017, the Board held a telephonic special meeting, with Mr. Gustafson and representatives of Union Square present. Representatives of Union Square presented to the Board on Union Square’s experience and capabilities, and the Board, management and representatives of Union Square discussed several topics, including Union Square’s insights into potential buyers for the business and potential future sale process alternatives. The Board also reviewed a copy of the potential conflicts letter provided by Union Square and discussed and approved the terms of Union Square’s proposed engagement letter.
On April 3, 2017, the Board held a telephonic special meeting, with Mr. Gustafson present. The Board discussed the proposed engagement of Union Square and directed management to consult with Cooley LLP (“Cooley”), Mattersight’s outside counsel, regarding legal considerations related to possible strategic alternatives.
Following these meetings, senior management requested that Union Square informally help facilitate meetings with a targeted list of potential strategic partners with which Mattersight had not had meaningful previous dialogue. Several of these meetings occurred between April 2017 and September 2017.

Additionally, during that time between April 2017 and September 2017, Mattersight stayed in contact with potential strategic buyers and financial sponsors that previously had expressed interest in a potential acquisition of Mattersight and had been in contact with Mattersight at various points in the past.
On May 10, 2017, the Board held an in-person regular meeting, with Mr. Gustafson and representatives of Cooley present. The Board continued to discuss potential strategic transactions, including a possible sale of Mattersight or a going private process. Representatives of Cooley advised the Board regarding its fiduciary duties under Delaware law in the context of an assessment of strategic alternatives.
On August 9, 2017, the Board held an in-person regular meeting, with Mr. Gustafson present, at which the Board continued to discuss potential strategic transactions.
On October 4, 2017, the Board held a telephonic special meeting, with Mr. Gustafson present. The Board continued to discuss potential strategic transactions, including a sale of Mattersight. The Board authorized Mr. Conway and Mr. Mullen to formally engage Union Square for purposes of exploring a potential sale of Mattersight on the terms previously reviewed by the Board.
On October 15, 2017, Mattersight and Union Square executed an engagement letter with respect to a potential sale of Mattersight. As part of its engagement, Union Square met with senior management on October 17, 2017 and discussed updated views on various potential strategic buyers and financial sponsors.
On October 20, 2017, Union Square provided an updated potential conflicts letter to the Board.
On November 8, 2017, the Board held an in-person regular meeting, with Mr. Gustafson and representatives of Union Square present. Representatives of Union Square presented to the Board Union Square’s perspectives on Mattersight’s possible exploration of potential strategic alternatives, along with a list of potential buyers and a potential transaction timeline. Following the meeting, management, with the approval of the Board, directed Union Square to begin a formal sale process of Mattersight and to reach out to a list of potential buyers that the Board reviewed.
On November 9, 2017, Union Square began its formal outreach efforts.
During the strategic review process from November 9, 2017 to April 22, 2018, Union Square, acting at the direction of the Board, contacted a total of 44 parties, including 22 potential strategic buyers, including NICE, and 22 financial sponsors, with respect to a possible sale of Mattersight. Mattersight entered into non-disclosure agreements with respect to the strategic review process with a total of 14 counterparties, including NICE, and provided to each of these counterparties access to an electronic data room containing diligence materials. Mattersight held management presentations in connection with the strategic review process with 12 parties, including NICE. Each of the non-disclosure agreements included customary standstill covenants that expired upon execution of the Merger Agreement. None of the non-disclosure agreements included a so-called “don’t-ask-don’t-waive” provision.
In November 2017, Union Square contacted 31 parties (19 potential strategic buyers and 12 financial sponsors). The potential strategic buyers and financial sponsors were selected by senior management following discussion with the Board and in consultation with Union Square, based primarily on prior interest in a potential acquisition of Mattersight, a strong focus in software businesses and demonstrated ability to execute strategic or take private transactions.
Between November 20, 2017 and February 20, 2018, representatives of Party A, a potential strategic acquirer, held six due diligence discussions with Mattersight management and representatives of Union Square to evaluate a potential acquisition of Mattersight.
Between November 27, 2018 and February 23, 2018, representatives of Party B, a potential strategic acquirer, held three due diligence discussions with Mattersight’s management and representatives of Union Square to evaluate a potential acquisition of Mattersight.
In early December 2017, Mattersight senior management and representatives of Union Square discussed the results of the initial outreach to potential buyers, including the lack of interest expressed to date by nearly all of the financial sponsors contacted by Union Square. Thereafter, at the direction of senior management, Union Square contacted nine additional financial sponsors to gauge their interest in pursuing a potential acquisition of Mattersight.

Between December 8, 2017 and March 9, 2018, representatives of Party C, a potential strategic acquirer, held six due diligence discussions with Mattersight’s management and representatives of Union Square to evaluate a potential acquisition of Mattersight.
By mid-January 2018, 33 of the initial 40 parties contacted had indicated to Union Square that they were not interested in further pursuing a potential acquisition of Mattersight. The primary reasons cited by these parties included the size of the business and opportunity, the relatively early stage of Mattersight’s predictive behavioral routing product and its level of penetration into the market, continuing go-to-market challenges of the business, including inconsistent bookings and long sales cycles, lack of positive cash flow, and high customer concentration.
On January 19, 2018, at the direction of senior management, Union Square sent initial bid instruction letters to six interested parties, including Party A, Party B and Party D, a financial sponsor, establishing an initial bid deadline of February 1, 2018. In addition, Union Square verbally indicated the initial bid deadline to Party C, which had indicated that it still had significant due diligence to complete before it could submit an initial proposal and would not be able to meet the proposed timeline. Representatives of Union Square encouraged Party C to continue to do its due diligence and determine its level of interest.
Between January 19 and February 1, 2018, three of the parties that received first round bid instruction letters indicated they were no longer interested in pursuing an acquisition of Mattersight and would not be submitting a proposal.
On January 30, 2018, at the direction of Mattersight senior management, representatives of Union Square contacted another potential strategic purchaser to determine its interest in acquiring Mattersight. That potential strategic purchaser had not been contacted previously based upon factors considered in the Board’s initial review, and subsequently communicated to representatives of Union Square that it was not interested in pursuing a potential acquisition of Mattersight.
On January 31, 2018, the Board held a telephonic special meeting, with Mr. Gustafson and representatives of Union Square present. Union Square presented a summary overview of the strategic review process and indicated that there was limited interest expressed to date in acquiring Mattersight. The Board and representatives of Union Square discussed feedback received from parties that had passed on the opportunity, as well as potential next steps and related timing. The Board directed Union Square to reach out to two additional parties, including NICE, to gauge their potential interest in acquiring Mattersight. The Board had delayed such outreach to NICE based upon factors considered in the Board’s initial review. At the meeting, the Board also directed Union Square to continue to work with the four parties that remained active in the strategic process (Party A, Party B, Party C and Party D) to provide additional due diligence access and materials and to solidify interest.
On February 1, 2018, Party B submitted to Union Square a non-binding preliminary proposal to acquire Mattersight for $3.48 per share of Common Stock in cash, subject to completion of additional due diligence, which preliminary proposed price reflected a 24% premium to the closing price of the Common Stock on January 31, 2018 and a 26% premium to the 30 calendar day average closing price of the Common Stock for the period ended January 31, 2018. Party B’s preliminary proposal did not account for the full value of the liquidation preference on the Preferred Stock. If the proposal had done so, it would have implied a per share price for the Common Stock of approximately $3.23. The preliminary proposal also did not include a request for exclusivity. There were no other preliminary proposals submitted by the other parties that had been provided with first round bid instruction letters and, as of February 1, 2018, 36 of the 40 parties approached by Union Square in November and December 2017 had passed on the opportunity to pursue an acquisition of Mattersight.
On February 3, 2018, representatives of Union Square and Party B discussed Party B’s preliminary proposal, the status of Mattersight’s ongoing strategic review process, including next steps with respect to Party B’s preliminary proposal, and additional due diligence requests by Party B.
Of the additional two parties that Union Square contacted based on direction of the Board at the January 31, 2018 meeting, only NICE expressed interest in pursuing a potential acquisition of Mattersight.

After speaking with representatives of NICE on February 5, 2018, Union Square sent NICE a form non-disclosure agreement. On February 8, 2018, NICE and Mattersight entered into a non-disclosure agreement and Union Square provided data room access to NICE.
Also on February 8, 2018, the Board held an in-person regular meeting, with Mr. Gustafson and representatives of Union Square present. At this meeting Union Square presented a summary overview of Party B’s preliminary proposal. The Board discussed the terms of Party B’s preliminary proposal, and potential transaction timelines should Mattersight pursue a transaction based on Party B’s preliminary proposal or continue to conduct a broader strategic process to increase competitive tension. Thereafter, the Board directed Union Square to continue to facilitate discussions with, and seek proposals or revised proposals from interested parties, including the four active parties as of the initial bid deadline (Parties A, B, C and D), as well as any newly contacted parties, including NICE. The Board also discussed Mattersight’s financial position and cash needs in light of receipt by Mattersight of notice from United HealthCare Services, Inc., Mattersight’s largest customer in 2017, of United HealthCare Services’ intent to reduce the level of services purchased from Mattersight in 2018, and the potential need for Mattersight to raise additional capital through an equity financing if the strategic process to sell Mattersight was not successful.
On February 14, 2018, the closing price of the Common Stock on the Nasdaq Global Market was $2.55 per share. After the close of trading on the Nasdaq Global Market on February 14, 2018, Mattersight reported earnings for its fiscal year and fourth quarter ended December 31, 2017. Mattersight generated revenue of  $46.5 million for the year, an increase of  $4.4 million, or 10%, when compared with 2016. Mattersight also reported a per share loss of  ($0.05) in the fourth quarter of 2017, compared to a per share loss of  ($0.13) in the fourth quarter of 2016. Mattersight also reported that United HealthCare Services informed Mattersight of United HealthCare Services’ intent to reduce the level of services purchased from Mattersight in 2018. Mattersight also provided a revenue outlook for the fiscal year ending December 31, 2018 of  $48 million to $52 million and indicated that Mattersight expected to be Adjusted EBITDA-positive for the fiscal year ending December 31, 2018. On February 15, 2018, the opening price of the Common Stock on the Nasdaq Global Market was $1.95 per share and the stock closed the trading day at $2.35 per share.
On February 20, 2018, representatives of Mattersight and NICE held an in-person meeting, which included senior executives from both companies, to discuss a potential acquisition of Mattersight by NICE.
On February 23, 2018, representatives of Party B held an in-person meeting with Mattersight management to continue to evaluate a potential acquisition of Mattersight by Party B.
On February 27, 2018, representatives of Union Square held an initial discussion with representatives of Party E, a newly-formed financial sponsor, after a representative of Party E contacted Mr. Conway to express an interest in potentially acquiring Mattersight.
Also on February 27, 2018, a representative of Party A indicated to representatives of Union Square that Party A would not be further pursuing an acquisition of Mattersight.
Also on February 27, 2018, Union Square shut down data room access to Party D after multiple weeks of inactivity following the initial bid deadline of February 1, 2018. Party D had previously indicated to representatives of Union Square an interest in potentially combining Mattersight with another larger asset that Party D was evaluating as a potential acquisition. However, in February 2018, Party D communicated to Union Square that Party D was no longer actively pursuing the other potential acquisition and therefore not interested in pursuing an acquisition of Mattersight on a standalone basis.
On March 1, 2018, Party E executed a non-disclosure agreement with Mattersight and Union Square provided Party E with data room access. Between March 1, 2018 and March 11, 2018, representatives of Party E held eight due diligence calls with Mattersight’s management and representatives of Union Square to evaluate a potential acquisition of Mattersight.

Also on March 1, 2018, Messrs. Conway and Gustafson and NICE’s Chief Executive Officer held an in-person follow-up meeting to the February 20, 2018 meeting between representatives of Mattersight and NICE. Between February 12, 2018 and March 9, 2018, Mattersight management and representatives of Union Square held eight additional due diligence calls with representatives of NICE to evaluate a potential acquisition of Mattersight by NICE.
Also on March 1, 2018, Union Square sent four second round process letters to the remaining active interested parties (Party B, Party C, NICE and Party E), which included a draft Merger Agreement for review and comment by the parties and indicated a second round bid deadline of March 9, 2018.
On March 2, 2018, Union Square made available in the data room the February operating plan (see “— Projected Financial Information” for further discussion regarding the February operating plan).
On March 9, 2018, NICE submitted a non-binding proposal to Union Square indicating a willingness to acquire Mattersight for $3.32 per share of Common Stock and $8.42 per share of Preferred Stock, plus any accrued but unpaid dividends on such Preferred Stock, in each case, in cash, subject to completion of due diligence by NICE, along with a form of exclusivity agreement and a list of issues identified by NICE in its review of the draft Merger Agreement. NICE’s bid materials indicated that it expected to enter into an exclusivity letter with Mattersight ahead of commencing additional work on a potential transaction.
Also on March 9, 2018, Party B delivered a letter to Union Square indicating that while Party B remained interested in pursuing an acquisition of Mattersight, it did not believe the sale of Mattersight through an auction process would allow Party B to effectively evaluate such an acquisition. The letter also indicated that Party B would be willing to re-engage with Mattersight regarding a potential acquisition of Mattersight outside of an auction process. Despite both representatives of Union Square and Mr. Conway asking for an indication of potential value and/or reaffirmation of Party B’s February 1, 2018 preliminary proposal between March 10 and March 17, 2018, Party B communicated an unwillingness and inability to indicate a proposed value or purchase price.
On March 11, 2018, Party E delivered to Union Square a non-binding letter of intent indicating a willingness to acquire Mattersight for $2.77 per share of Common Stock in cash, subject to completion of additional due diligence, along with a request for exclusivity and a list of issues identified by Party E in its review of the draft Merger Agreement.
Later on March 11, 2018, the Board held a telephonic special meeting, with Mr. Gustafson and representatives of Cooley and Union Square present. Representatives of Union Square presented an update on third parties contacted in the strategic process and the status of discussions with those third parties. Representatives of Union Square also summarized the March 9, 2018 letter received from Party B and presented a summary of the bids received from NICE and Party E, including the financial and financing terms, transaction structures, issues lists presented with respect to the initial draft of the Merger Agreement, deal protection provisions, closing conditions and exclusivity provisions included in those proposals. Representatives of Cooley summarized the closing condition included in the NICE bid materials related to approval of the transaction by the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity (“CFIUS”) and the CFIUS approval process. The Board then directed Union Square to encourage Party B and Party C to submit proposals and Party E to submit a proposal with a higher per share price. The Board also directed Union Square to confirm whether NICE would require CFIUS approval as a closing condition in its proposal and to determine whether NICE would increase the per share price in its proposal. The Board also discussed Mattersight’s cash position and how it could be impacted by the extended period between signing and closing of a transaction the closing of which was conditioned on CFIUS approval.
On March 12, 2018, Mr. Conway and a representative of Party B discussed the March 9, 2018 letter from Party B. The representative of Party B reiterated that Party B would not submit a proposal to acquire Mattersight unless given the opportunity to conduct additional diligence on an exclusive basis and outside of the auction process.
On March 13, 2018, a representative of Party C notified representatives of Union Square via email that, while Party C continued to find Mattersight very interesting, Party C would not be able to submit a proposal within the requested timeframe.

Also on March 13, 2018, a representative of Party E indicated via email to Union Square that Party E might be able to increase its per share offer price but needed additional guidance on a target price and additional time to complete due diligence.
Later on March 13, 2018, the Board held a telephonic special meeting, with Mr. Gustafson and representatives of Cooley and Union Square present. At this meeting, representatives of Union Square presented an update on communications between Union Square and each of Party C, NICE and Party E subsequent to the Board’s meeting on March 11, 2018, including with respect to the emails received from Party C and Party E on March 13. Mr. Conway also summarized his March 12 discussion with a representative of Party B. The Board further discussed the terms of the proposals previously received from NICE and Party E, including the CFIUS condition included in the NICE proposal in light of Mattersight’s near-term cash needs. The Board also expressed concern over the credibility of Party E’s proposal and ability to finance a potential acquisition of Mattersight because Party E had not previously completed an acquisition and had not provided to the Board satisfactory evidence that Party E had cash on hand or readily accessible as necessary to pay for an acquisition of Mattersight. Thereafter, the Board directed Union Square to communicate to NICE that if NICE would increase its offer price per share of Common Stock and the parties could reach resolution on the matters identified in NICE’s issues list regarding the draft Merger Agreement, Mattersight would consider entering into an exclusivity arrangement with NICE, and, if NICE was unwilling to increase its offer price, to recommend to Party E that it submit a revised proposal with a higher per share price and additional clarity with respect to its ability to finance a potential acquisition of Mattersight.
On March 14, 2018, Union Square delivered to NICE a revised draft of NICE’s proposed form of exclusivity agreement and Mattersight’s response to NICE’s issues list on the initial draft of the Merger Agreement.
On March 15, 2018, representatives of NICE and Union Square discussed proposed changes to NICE’s proposal and NICE indicated it would not increase the proposed purchase price and it had not reviewed Mattersight’s response to NICE’s issues list on the initial draft of the Merger Agreement.
Later on March 15, 2018, representatives of Party E and Union Square discussed the Board’s request that Party E submit a revised proposal with a higher purchase price and provide more clarity regarding Party E’s financing capabilities.
Later on March 15, 2018, the Board held a telephonic special meeting, with Mr. Gustafson and representatives of Cooley and Union Square present. Representatives of Union Square presented an update on communications between Union Square and each of NICE and Party E subsequent to the Board’s meeting on March 13, 2018. The Board and its advisors discussed potential next steps with respect to both NICE and Party E, as well as correspondence received by representatives of Union Square from a representative of Party E regarding Party E’s possible financing sources and the Board’s ongoing concerns regarding the ability of Party E to finance and complete an acquisition of Mattersight. Thereafter, the Board directed Union Square to attempt to secure a commitment from NICE to provide bridge financing to Mattersight if NICE and Mattersight entered into an agreement whereby NICE would acquire Mattersight and the acquisition did not close within 90 days of signing as a result of failure to obtain approval of the acquisition by CFIUS. The Board also directed Union Square to continue to try to solicit a revised proposal with a higher per share purchase price from Party E.
Following the Board meeting on March 15, 2018, Union Square delivered to Party E a revised draft of Party E’s proposed form of letter of intent, including Mattersight’s response to Party E’s issues list on the initial draft of the Merger Agreement.
On March 16, 2018, Party E delivered to Union Square a revised non-binding letter of intent indicating a willingness to acquire Mattersight for $3.45 per share of Common Stock in cash, subject to completion of additional due diligence, along with a request for exclusivity.
On March 16 and 17, 2018, representatives of NICE and Union Square discussed Mattersight’s response to NICE’s issues list on the initial draft of the Merger Agreement and the Board’s focus on speed of execution, certainty of close and purchase price. During these discussions, NICE indicated that it needed additional information to evaluate Mattersight’s request that NICE agree to provide a bridge loan if the transaction did not close within 90 days of signing of the Merger Agreement as a result of failure to obtain CFIUS approval.
On March 17, 2018, Mr. Mullen and representatives of Union Square spoke with representatives of NICE and those representatives indicated NICE would consider providing a bridge loan if the CFIUS process extended beyond 90 days from signing of the Merger Agreement but that the amount and terms of the bridge loan would need to be determined in connection with completion of confirmatory financial due diligence. During this discussion, the NICE representatives also indicated that NICE would be willing to further discuss Mattersight’s response to NICE’s issues list on the initial draft of the Merger Agreement in connection with confirmatory due diligence and that NICE expected a definitive response from Mattersight on March 17, 2018 as to whether Mattersight would enter into exclusivity with NICE on its proposed terms.
Later on March 17, 2018, the Board held a telephonic special meeting, with Mr. Gustafson and representatives of Cooley and Union Square present. Representatives of Union Square and Mr. Mullen described discussions with representatives of NICE subsequent to the Board’s meeting on March 15, 2018. Thereafter, Union Square presented an updated side by side comparison of the offers received from Party E and NICE. The Board then discussed the perceived merits and concerns regarding the two proposals, including, with respect to Party E, ongoing concerns regarding the ability of Party E to finance an acquisition of Mattersight, concerns as to whether Party E would maintain its offer of  $3.45 per share given the price was calculated based on an outstanding share count that did not include unvested restricted stock but that Party E’s proposal otherwise indicated that a portion of its aggregate purchase price would be attributed to such unvested restricted stock, the likely level of due diligence still required to be completed by Party E to confirm its proposed purchase price and the perceived lack of potential strategic synergies between Party E and Mattersight to support its proposed purchase price, and, with respect to NICE, its request that Mattersight respond quickly to its proposal and NICE’s acquisition track record and ability to complete a transaction with Mattersight. Following these discussions, the Board authorized management to continue negotiations with NICE and enter into an exclusivity agreement on behalf of Mattersight with NICE on substantially the terms presented to the Board.
Later on March 17, 2018, Mattersight and NICE executed an exclusivity agreement providing for an exclusivity period expiring at 5:00 pm Eastern Time on April 15, 2018, subject to a single seven-day extension until 5:00 p.m. Eastern Time on April 22, 2018 if the parties were continuing to negotiate in good faith.
On March 18, 2018, NICE sent Union Square a process memorandum, outlining NICE’s desired timeline and confirmatory due diligence methodology.
Beginning on March 19, 2018, NICE began its confirmatory due diligence.
Between March 19, 2018 and April 18, 2018, NICE continued to conduct due diligence calls and meetings with the Mattersight management team and representatives of Union Square, including two and a half days of in-person sessions with senior management of both companies in attendance at an offsite location from April 9 to April 11, 2018. During such in-person meetings, Mr. Mullen and representatives of NICE discussed Mattersight’s preliminary financial results for the first quarter of 2018, the status of Mattersight’s customer relationship with United HealthCare Services, and how Mattersight expected such matters to impact the February operating plan previously provided to NICE.
On March 27, 2018, NICE provided a revised draft of the Merger Agreement and an initial draft of the Tender and Support Agreement to Mattersight, Cooley and Union Square.
On March 29, 2018, Mattersight and CIBC Bank USA (“CIBC”) entered into an amendment to Mattersight’s loan and security agreement with CIBC, pursuant to which, among other things, the parties agreed to restructure Mattersight’s financial covenants under the agreement requiring specified levels of quarterly revenue and Adjusted EBITDA, to increase the interest rates under the agreement and to delete the event of default provision related to cancellation or non-renewal of specified key customer accounts. In addition, on April 6, 2018 and pursuant to the terms of the amendment, CIBC established a reserve of  $5.0 million against amounts otherwise available for borrowing by Mattersight under the loan and security agreement, which reserve effectively reduced the maximum total available borrowing under the facility from $20 million to $15 million. As of March 31, 2018, loans in the aggregate amount of  $12.9 million were outstanding under the loan and security agreement and an additional $0.5 million was available for Mattersight to borrow under the agreement.
On March 30, 2018, Cooley sent revised drafts of the Merger Agreement and Tender and Support Agreement to NICE and Bryan Cave Leighton Paisner LLP (“BCLP”), outside counsel to NICE.
On April 3, 2018, representatives of NICE, Mattersight, Union Square, Cooley and BCLP held a telephonic meeting to discuss the revised Merger Agreement and revised Tender and Support Agreement.
On April 4, 2018, NICE sent revised drafts of the Merger Agreement and Tender and Support Agreement to Mattersight, Cooley and Union Square.
On April 6, 2018, representatives of Cooley and BCLP held a telephonic meeting to discuss the revised Merger Agreement and revised Tender and Support Agreement.
On April 10, 2018, Cooley sent revised drafts of the Merger Agreement and Tender and Support Agreement to NICE and BCLP.
On April 12, 2018, representatives of Cooley and BCLP had a telephonic meeting to discuss the revised draft of the Merger Agreement.
On April 15, 2018, NICE sent revised drafts of the Merger Agreement and Tender and Support Agreement to Mattersight, Cooley and Union Square.
On April 17, 2018, Cooley sent a material issues list regarding the Merger Agreement to NICE and BCLP.
On April 18, 2018, representatives of Cooley and BCLP held a telephonic meeting to discuss the material issues list Cooley had sent on April 17, 2018.
On April 19, 2018, Cooley sent revised drafts of the Merger Agreement and Tender and Support Agreement to NICE and BCLP.
On April 20, 2018, representatives of NICE contacted representatives of Union Square and indicated that based on findings during NICE’s confirmatory due diligence, NICE was decreasing the proposed offer price to $2.70 per share of Common Stock. In discussions with representatives of Union Square, NICE identified multiple issues negatively impacting its internal model of Mattersight’s future performance, including, but not limited to, customer attrition and risk, dissolution expense for international subsidiaries, a bookings shortfall in the first quarter of 2018, potential net operating loss impairment, and higher than expected severance expenses. In those discussions, NICE indicated that it had completed its confirmatory diligence across all functions and was prepared to expeditiously move ahead towards signing the Merger Agreement at the lower offer price, but would be unwilling to transact at any price higher than $2.70 per share of Common Stock. Representatives of NICE also indicated to representatives of Union Square that NICE expected a “yes or no” response from Mattersight within 48 hours.
Later on April 20, 2018, the Board held a telephonic special meeting with Mr. Gustafson and representatives of Cooley and Union Square present. At the request of the Board, Mr. Mullen reviewed Mattersight’s preliminary first quarter financial results and an updated operating forecast prepared by management for the remainder of 2018 and 2019 reflecting those results, as well as loss of business from United HealthCare Services. As of April 20, 2018, subscription contracts accounting for approximately 75% of the revenue earned from United Healthcare Services in 2017 had either expired or been terminated by the customer. Mr. Mullen indicated to the Board that bookings for the first quarter were less than 50% of those contemplated by the February operating plan, that, contrary to management’s prior expectations, a significant pilot customer had not converted to a full customer in the first quarter, that Mattersight was at risk to breach a financial covenant in its credit facility, and that he perceived substantial risk in Mattersight’s operating performance for the remainder of the year. The Board and its advisors then discussed NICE’s revised proposal, the terms of Mattersight’s exclusivity agreement with NICE, the proposed terms of the draft Merger Agreement (including with respect to open items still under negotiation, as well as with respect to exclusivity and the termination fee), Mattersight’s preliminary first quarter financial results, Mattersight’s cash position and strategic alternatives available to Mattersight, including continuing to negotiate with NICE, reengaging with other previously interested parties and associated expectations regarding timing and potential purchase price, and the availability of, need for and possible terms of additional financing that would likely be necessary to allow Mattersight to continue to operate and create substantially more value for its stockholders as a standalone company. In considering whether to reapproach Party E or other parties that had expressed potential interest in acquiring Mattersight earlier in the process, the Board expressed concern that any of those parties would still need to complete substantial due diligence to support an acquisition of Mattersight and that during the course of that diligence those parties would likely reach similar conclusions with respect to Mattersight’s financial and operating condition as had been reached by NICE during its diligence process and used by NICE to justify lowering its offer price for Mattersight. Taking into consideration these perceived risks and concerns, the Board directed and authorized management to accept NICE’s lower proposed purchase price and to continue to negotiate the open items in the draft Merger Agreement. The Board also instructed Mr. Mullen to supplement management’s updated operating forecast to include the fiscal years 2020 through 2022 and Union Square to use management’s updated operating forecast, as supplemented, for purposes of its financial analysis, as described under the caption “— Opinion of Mattersight’s Financial Advisor.”
On April 21, 2018, Mr. Mullen provided Union Square with the updated company operating forecast for fiscal years 2018 through 2022.
On April 22, 2018, representatives of Union Square and NICE discussed NICE’s revised proposal. During those discussions, representatives of NICE reiterated that NICE would not agree to pay a higher price than that reflected in its revised proposal and communicated that NICE would not agree to a lower termination fee than that described in its last draft of the Merger Agreement. Representatives of NICE also communicated that NICE was amenable to Mattersight’s proposals with respect to setting the outside termination date for the transaction at October 31, 2018 and limiting the number of customer consents that would be required to close the transaction.
In addition, between April 22 and April 25, 2018, representatives of Mattersight, Union Square, NICE, Cooley and BCLP held a series of calls and exchanged drafts of various documents required to be finalized in advance of signing of the Merger Agreement and announcement of the transactions, including the Merger Agreement, communications materials related to announcement of the transactions, employment agreement amendments for five of Mattersight’s employees, and a non-competition agreement with Mr. Conway. In addition, during that time period, representatives of Mattersight negotiated a restructuring of financial covenants in Mattersight’s loan and security agreement with CIBC, which was a requirement of NICE in advance of signing of the Merger Agreement.
On the morning of April 25, 2018, the Board held a telephonic special meeting with Mr. Gustafson and representatives of Cooley and Union Square present. Mr. Gustafson described the terms and status of the negotiation of employment agreement amendments intended to be entered into by Mr. Gustafson and four other Mattersight employees in connection with signing of the Merger Agreement. Mattersight initially received notice from NICE as to the identity of the employees who would be required to sign the amendments on April 22, 2018 and NICE provided initial drafts of the amendments on April 23, 2018. At the meeting, representatives of Union Square also reviewed with the Board certain financial analyses of Mattersight. Thereafter, the Board adjourned the meeting and agreed to reconvene following finalization of the terms of the required employment agreement amendments. On the afternoon of April 25, 2018, the Board reconvened the telephonic special meeting, with Mr. Gustafson and representatives of Cooley and Union Square present. Representatives of Cooley reviewed the fiduciary duties of Mattersight’s directors under Delaware law in connection with the proposed transaction and reviewed key provisions of the Merger Agreement (which had been previously provided to the Board), including structure and timing considerations, offer conditions, required U.S. antitrust approval, required CFIUS approval, treatment of outstanding equity awards, non-solicitation provisions and fiduciary duty exceptions that would permit Mattersight to negotiate and accept an unsolicited superior proposal, the change of board recommendation provisions, including NICE’s matching right, and the termination provisions, termination fee and the circumstances under which Mattersight’s payment of the termination fee would be triggered. Thereafter, at the request of the Board, representatives of Union Square delivered to the Board an oral opinion, subsequently confirmed in writing, that as of April 25, 2018, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Union Square as set forth in the written opinion, the consideration to be received by the holders of Common Stock (other than applicable Cancelled Shares and Dissenting Shares (collectively, the “Excluded Common Shares”)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the written opinion is attached as Annex A to this Schedule 14D-9 and is incorporated by reference in this Schedule 14D-9 in its entirety. The opinion of Union Square is more fully described below under the heading “— Opinion of Mattersight’s Financial Advisor.”
The Board then (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of Mattersight’s stockholders; (ii) determined that it is in the best interests of Mattersight and its stockholders, and declared it advisable, to enter into the Merger Agreement; (iii) approved the execution and delivery by Mattersight of the Merger Agreement, the performance by Mattersight of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained in the Merger Agreement; (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that Mattersight’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Later on April 25, 2018, Mattersight, NICE, Parent and Purchaser executed and delivered the Merger Agreement and the executive officers, directors and certain affiliated stockholders of Mattersight executed and delivered Tender and Support Agreements to NICE. Also on April 25, 2018, Mattersight and CIBC executed a second amendment to Mattersight’s loan and security agreement with CIBC.
On the morning of April 26, 2018 prior to the opening of trading on the Nasdaq Global Market, each of NICE and Mattersight issued a press release announcing the Offer and the Merger.
On May 10, 2018, Purchaser commenced the Offer.
Reasons for the Board’s Recommendation.
In evaluating the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board consulted with Mattersight’s senior management and legal and financial advisors. In recommending that holders of Shares accept the Offer and tender their Shares in the Offer, the Board considered numerous factors. The following is a summary of the material factors that supported this decision:
•
Cash Tender Offer; Certainty of Value.   The Board considered that the Offer Prices are all cash, which provides Mattersight’s stockholders with certainty of value of the consideration payable and the ability for Mattersight’s stockholders to realize an immediate value for their investment, especially when compared to the internal or external risks and uncertainties associated with Mattersight’s standalone strategy.

•
Historical Trading Prices; Premium to Market Price.   The Board considered that the Common Offer Price represented a 20% premium to the per share closing price of the Common Stock on the Nasdaq Global Market on April 24, 2018, the last trading day before the April 25, 2018 meeting of the Board, and a 25% premium to the 30-calendar day average price per share of Common Stock on the Nasdaq Global Market.

•
More Favorable than Other Strategic Options.   The Board’s belief, after a thorough review of strategic alternatives and discussions with management and Mattersight’s financial and legal advisors, that the sale of the Shares for the applicable Offer Prices is more favorable on a risk-adjusted basis to Mattersight’s stockholders than the potential value that might have resulted from other strategic options available to Mattersight, including remaining a standalone public company or pursuing a business combination transaction with another party, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities. In particular, the Board considered that successfully executing on Mattersight’s long-term strategic plan as a standalone public company would likely require substantially increased investment in its sales team and other aspects of Mattersight’s business, that the funds necessary to make such investment would likely only be available, if at all, on terms that would be detrimental to Mattersight’s stockholders and that making those investments would likely negatively impact Mattersight’s operating results for the next 12 – 24 months and therefore put Mattersight’s stock price under considerable pressure. In addition, with respect to the proposals to acquire Mattersight received from Party E, the Board viewed Party E’s lack of experience closing prior acquisitions and failure to adequately demonstrate to the Board Party E’s ability to finance an acquisition of Mattersight as creating substantial risk as to whether Party E would be able to complete an acquisition of Mattersight on a timely basis or at all. Furthermore, given concerns about how Party E arrived at its revised proposed purchase price, the Board questioned whether Party E would seek to revise downward that purchase price based on additional discussion regarding its proposal, as well additional due diligence on Mattersight. Finally, following receipt by Mattersight of NICE’s revised, lower purchase price proposal, the Board concluded that other potential buyers would need to conduct substantial additional due diligence before being able to finalize an agreement to acquire Mattersight and that during that diligence any such potential buyers would likely reach similar conclusions regarding Mattersight’s financial and operating condition as had been reached by NICE.
•
Arm’s Length Negotiations.   The Board’s belief that as a result of arm’s length negotiations with NICE, Parent and Purchaser, Mattersight and its representatives negotiated the highest price that NICE was willing to pay to acquire the Shares and that the terms of the Merger Agreement include the most favorable terms to Mattersight, in the aggregate, to which NICE was willing to agree.

•
Risks with the Business.   The Board also considered the increasingly competitive nature of the industry in which Mattersight operates, including the fact that Mattersight faces significant competition from companies with substantially greater size, resources and ability to bundle products that are competitive with Mattersight’s offerings. The Board also considered the impact that such competition has on Mattersight’s ability to attract new customers and retain existing customers, each as reflected in Mattersight’s first quarter 2018 operating results.

•
Reasonable Process.   The Board’s belief that Mattersight had engaged in a thorough process to obtain the best risk-adjusted value reasonably available to stockholders and that such process created an opportunity for other potentially interested parties to negotiate a transaction with Mattersight if such parties were interested in a strategic transaction, taking into account the fact that the Board and Mattersight’s senior management sought offers to acquire Mattersight from a broad group of 44 potential bidders, including both potential strategic acquirers and financial sponsors, 14 of whom entered into non-disclosure agreements with Mattersight and received information related to Mattersight.

•
Opinion of Mattersight’s Financial Advisor.   The Board recognized that it received the oral opinion of Union Square, subsequently confirmed in writing, that as of April 25, 2018, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Union Square as set forth in the written opinion, the consideration to be received by the holders of Common Stock (other than Excluded Common Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the written opinion is attached as Annex A to this Schedule 14D-9 and is incorporated by reference in this Schedule 14D-9 in its entirety. The opinion of Union Square is more fully described below under the heading “— Opinion of Mattersight’s Financial Advisor.”

•
Business Reputation of NICE.   The Board considered the business reputation, management and financial resources of NICE, with respect to the transaction. The Board believed these factors supported the conclusion that a transaction with affiliates of NICE could be completed in an orderly manner.

•
Terms of Merger Agreement.   The Board considered the terms of the Merger Agreement, including the following:

•
Ability to Respond to Unsolicited Competing Acquisition Proposals — the Merger Agreement permits the Board to engage in negotiations or discussions with any third party that has made a bona fide, unsolicited and written acquisition proposal if the Board determines in good faith such acquisition proposal either constitutes or could reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement), subject to certain requirements.

•
Ability to Terminate Merger Agreement to Accept Superior Proposals with a Reasonable Termination Fee — the Board may terminate the Merger Agreement to accept a Superior Proposal, if  (i) Mattersight has complied with the “match right” procedures and other provisions set forth in the Merger Agreement and (ii) concurrently with such termination, Mattersight pays to Parent a termination fee of  $4.54 million. The Board determined that the amount of the termination fee was reasonable and within the customary range of termination fees for transactions of this type and size, and that the termination fee would not preclude a serious and financially capable potential acquirer.

•
No Financing Condition — the representation of Parent and Purchaser that they have sufficient funds to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and the fact that Parent and Purchaser’s obligations under the Merger Agreement are not subject to any conditions regarding their ability to obtain financing.

•
Guarantee — NICE’s guarantee of the full performance and payment by Parent and Purchaser of each of their obligations under the Merger Agreement.

•
Mandatory Extension of Offer — subject to the terms and on the conditions set forth in the Merger Agreement, in the event that, as of the scheduled expiration date, all conditions had not been satisfied or waived, Purchaser is obligated to extend the Offer, from time to time, until the Termination Date (as defined in the Merger Agreement), to allow for such conditions to be satisfied or waived.

•
Bridge Loan — the Merger Agreement requires Parent and Mattersight to negotiate in good faith for the provision by Parent of loans to Mattersight in an amount of up to $500,000 per month, as may be reasonably necessary to satisfy Mattersight’s ongoing working capital requirements, such loans to begin being made on the date that is 90 days following the date of the Merger Agreement, except as prohibited by applicable law, and otherwise on commercially reasonable terms.

•
Appraisal Rights.   The Board recognized that statutory appraisal rights would be available to holders of Mattersight stock who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing and potentially negative factors related to entering into the Merger Agreement that had previously been identified and discussed by management of Mattersight and the Board and that included:
•
the fact that stockholders will not participate in any future earnings or growth of Mattersight and will not benefit from any appreciation in the value of Mattersight, including any appreciation in value that could be realized as a result of improvements to Mattersight’s operations;

•
the potential limitations on Mattersight’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby Mattersight agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Parent;

•
the Merger Agreement precluding Mattersight from actively soliciting alternative transaction proposals and the fact that Parent is entitled to a “match right” with respect to alternative transaction proposals;

•
the possibility that the Offer, the Merger and the other transactions contemplated by the Merger Agreement might not be consummated or may be unduly delayed, and the fact that if the Offer, the Merger and the other transactions contemplated by the Merger Agreement are not consummated, Mattersight’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, Mattersight will have incurred significant transaction costs and Mattersight’s relationships with its customers, partners, suppliers, employees and other third parties may be adversely affected;

•
the risks of a delay in receiving, or a failure to receive, the antitrust approvals required under the HSR Act (as defined below) to complete the Offer and the Merger;

•
the risks of a delay in receiving, or a failure to receive, CFIUS Clearance (as defined below) to complete the Offer and the Merger;

•
the risks of a delay in receiving, or a failure to receive, consent to the Offer and Merger from certain of Mattersight’s significant customers, receipt of which is a condition to completing the Offer;

•
the fact that upon termination of the Merger Agreement under specified circumstances, Mattersight may be required to pay Parent a $4.454 million termination fee;

•
the fact that a reverse termination fee is not available to Mattersight if the Merger Agreement is terminated;

•
the effect of the public announcement of the Merger Agreement, including effects on Mattersight’s operating results and trading price of the Common Stock on Nasdaq Global Market (including potential short-term volatility) and Mattersight’s ability to attract and retain key management and personnel as well as retain key customer accounts;

•
the timing for completing the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•
the likelihood of litigation;

•
the fact that certain of Mattersight’s directors and executive officers have interests in the Offer and Merger that are different from, or in addition to, any interests they might have solely as a stockholder, including as a holder of Common Stock (the Board was made aware of and considered these interests; for more information about such interests, see the information included in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Directors and Executive Officers of Mattersight” and “Item 8. Additional Information — Golden Parachute Compensation”);

•
the treatment of the consideration to be received by the holders of Shares in the Offer as taxable to the holders of Shares for U.S. federal income tax purposes; and

•
the risks described under the section entitled “Risk Factors” in Mattersight’s most recent filings on Forms 10-Q and 10-K, and the matters described under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, the Board approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.
In considering the recommendation of the Board, Mattersight’s stockholders should be aware that directors and executive officers of Mattersight have interests in the Offer and the Merger that are different from, or in addition to, any interests they might have solely as a stockholder, including as a holder of Common Stock. See the information included in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Directors and Executive Officers of Mattersight” and “Item 8. Additional Information — Golden Parachute Compensation.”
Intent to Tender.
The executive officers and directors of Mattersight and certain of their spouses and affiliated entities have entered into a Tender and Support Agreement, pursuant to which they have agreed to tender and not withdraw all Shares owned by them into the Offer promptly after the commencement of the Offer, subject to certain exceptions. For more information, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Purchaser, Parent, and Certain of their Affiliates — Tender and Support Agreements” above, which is incorporated herein by reference.
Projected Financial Information.
Mattersight does not, as a matter of course, make public projections as to future performance or earnings beyond the current fiscal year and generally does not make public projections for extended periods due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. While Mattersight prepares and updates, on a regular basis, financial operating plans for the current fiscal year and immediately following fiscal year, these operating plans are for internal budgeting and business planning purposes and are not disclosed publicly.
However, in connection with its evaluation of potential strategic alternatives, Mattersight management prepared in February 2018 and subsequently provided to the Board, Union Square and potential bidders in early March 2018 certain financial forecasts for fiscal years ending December 31, 2018 and December 31, 2019, which we refer to as the February operating plan. Following completion of the first quarter of 2018 and consistent with prior practice, Mattersight’s management updated the February operating plan to reflect preliminary first quarter results and updates to management’s internal forecasts based on those results and the then-current status of Mattersight’s business. At the request of the Board, Mattersight provided the updated operating plan (which we refer to as the April operating plan and, together with the February operating plan, as the financial projections), to the Board and Union Square at the Board’s April 20, 2018 meeting in connection with the Board’s consideration of the revised offer from NICE. On April 21, 2018, Mattersight further supplemented the April operating plan to also include forecasts for the fiscal years ending December 31, 2020 through 2022 and provided those updated financial forecasts to the Board and to Union Square for purposes of its financial analysis, as described under the caption “— Opinion of Mattersight’s Financial Advisor.” Management discussed Mattersight’s preliminary first quarter financial and operating results with NICE and the status of Mattersight’s customer relationship with United HealthCare Services over the course of in-person meetings between April 9 – 11, 2018, but did not provide the April operating plan to NICE. The Board instructed Union Square to use the April operating plan because it included Mattersight’s preliminary first quarter operating and financial results and reflected management’s then-current and best estimate of Mattersight’s expected future financial performance.
The financial projections were developed under the assumption of continued standalone operation and the financial projections did not give effect to any changes or expenses as a result of the Offer, the Merger or any other effects of the Offer or the Merger. The financial projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles (“GAAP”). Mattersight’s independent registered public accounting firm has not compiled, examined, audited or performed any procedures with respect to the financial projections, and has not expressed any opinion or any other form of assurance on this information or its achievability.
The financial projections, while presented with numerical specificity, were based on numerous variables and assumptions that necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond Mattersight’s control. The financial projections also reflect assumptions as to certain business decisions that are subject to change. Given that the financial projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and the achievability of the financial projections include, but are not limited to, the risk factors described in Mattersight’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and Mattersight’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.
The financial projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on (i) actual results; (ii) revised prospects for Mattersight’s business; (iii) changes in general business or economic conditions; or (iv) any other transaction or event that has occurred or that may occur and that was not anticipated when the financial projections were prepared. In addition, the financial projections do not take into account any circumstances, transactions or events occurring after the dates on which the financial projections were prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the financial projections. There can be no assurance that the financial results in the financial projections will be realized, or that future actual financial results will not materially vary from those in the financial projections.
The inclusion of the financial projections should not be regarded as an indication that Mattersight or any of its affiliates, officers, directors, advisors or other representatives consider the financial projections to be predictive of actual future events, and the financial projections should not be relied upon as such. None of Mattersight or its affiliates, officers, directors, advisors or other representatives gives any Mattersight stockholder or any other person any assurance that actual results will not differ materially from the financial projections. Except as otherwise required by law, Mattersight and its affiliates, officers, directors, advisors or other representatives undertake no obligation to update or otherwise revise or reconcile the financial projections to reflect circumstances existing after the dates on which the financial projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the financial projections are shown to be in error.
In light of the foregoing factors and the uncertainties inherent in the financial projections, Mattersight stockholders are cautioned not to place undue, if any, reliance on the financial projections.
The following is a summary of the April operating plan.
	Twelve Months Ending (in millions)
	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022
Total Revenue	$50.9	$53.6	$57.4	$61.4	$65.1
Net Income (Loss)	$(12.4)	$(11.6)	$(11.3)	$(10.9)	$(10.3)
Adjusted EBITDA	$1.9	$3.6	$4.9	$6.5	$8.1
Operating Income (EBIT)	$(10.7)	$(9.6)	$(9.2)	$(8.7)	$(7.9)
Net Operating Profit After Tax	$(10.7)	$(9.6)	$(9.2)	$(8.7)	$(7.9)
Plus: Depreciation and Amortization	$7.5	$8.1	$8.7	$9.3	$9.9
Less: (Increase)/Decrease in Working Capital	(6.5)	(2.0)	(2.9)	(3.1)	(2.8)
Less: Capital Expenditures	(0.6)	(0.3)	(0.3)	(0.3)	(0.4)
Unlevered Free Cash Flow	$(10.3)	$(3.9)	$(3.8)	$(2.8)	$(1.2)

As noted above, Mattersight prepared and shared with the Board and potential bidders the February operating plan in March 2018. Those forecasts projected (i) revenue of approximately $52.1 million and $64.3 million for the fiscal years ending December 31, 2018 and December 31, 2019, respectively and (ii) Adjusted EBITDA of approximately $5.3 million and $9.3 million for the fiscal years ending December 31, 2018 and December 31, 2019, respectively. For these purposes, Adjusted EBITDA is defined as net loss, plus depreciation and amortization, plus interest expense, plus stock-based compensation expense.
Opinion of Mattersight’s Financial Advisor.
In connection with the transactions contemplated by the Merger Agreement (collectively, the “Transaction”), Union Square rendered to the Board its oral opinion, subsequently confirmed in writing, that as of April 25, 2018, and subject to the assumptions, limitations, qualifications and other matters set forth in the written opinion, the consideration to be received by the holders of Common Stock (other than Excluded Common Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the written opinion of Union Square to the Board, dated as of April 25, 2018, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Union Square in rendering its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated by reference in this Schedule 14D-9 in its entirety. The summary of the opinion of Union Square in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Union Square’s opinion carefully and in its entirety. Union Square’s opinion was directed to the Board, in its capacity as such, and addresses only the fairness, from a financial point of view, of the consideration to be received by the holders of Common Stock (other than Excluded Common Shares) pursuant to the Merger Agreement as of the date of the opinion and does not address any other aspects or implications of the Transaction, including any consideration to be received by the holders of Preferred Stock. Union Square’s opinion was not intended to, and does not, constitute advice or a recommendation as to whether Mattersight’s stockholders should tender their Shares in the Offer or whether Mattersight’s stockholders should take any other action in connection with the Transaction.
Mattersight retained Union Square to provide it with financial advisory services and a financial opinion in connection with a possible sale, merger, joint venture, partnership, spin-off, split-off or other business/strategic combination. The Board selected Union Square to act as Mattersight’s financial advisor based on Union Square’s qualifications, expertise and reputation. At the meeting of the Board on April 25, 2018, Union Square rendered its oral opinion, subsequently confirmed in writing, that as of April 25, 2018, and based upon and subject to the various assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the consideration to be received by the holders of shares of the Common Stock (other than Excluded Common Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.
In connection with rendering its opinion, Union Square, among other things:
(i)
Reviewed the draft of the Merger Agreement dated as of April 24, 2018, and drafts of certain related documents dated as of April 24, 2018, which Union Square assumed to be in substantially final form and the executed copies of which would not vary in any respect material to Union Square’s analysis (collectively, the “Transaction Agreements”);

(ii)
Reviewed certain publicly available financial statements and other business and financial information of Mattersight;

(iii)
Reviewed certain internal financial statements and other financial and operating data concerning Mattersight;

(iv)
Reviewed certain financial projections and forecasts prepared by Mattersight’s management;

(v)
Reviewed certain financial projections and forecasts prepared by Wall Street research analysts regarding Mattersight;

(vi)
Discussed the past and current operations and financial condition of Mattersight, as well as the prospects of Mattersight, with senior executives of Mattersight;

(vii)
Reviewed the reported prices and trading activity for the Common Stock;

(viii)
Compared the financial performance of Mattersight and trading activity of the Common Stock with that of certain other publicly traded companies comparable with Mattersight and its securities;

(ix)
Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(x)
Participated in discussions and negotiations among representatives of Mattersight and Parent and their financial and legal advisors; and

(xi)
Performed such other analyses and considered such other factors as Union Square deemed appropriate.

For purposes of conducting its analysis of the Transaction and rendering its opinion, Union Square assumed and relied upon, without undertaking any responsibility for independent verification of, the accuracy and completeness of the information publicly available, supplied or otherwise made available to, discussed with, or reviewed by Union Square, and assumed no liability therefor. Union Square further relied upon the assurances of the management of Parent and Mattersight, respectively, that they were not aware of any facts that would make such information inaccurate or misleading. With respect to the financial forecasts of Mattersight provided to Union Square by our management, for purposes of Union Square’s opinion, Union Square assumed that such financial forecasts were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of our management as to the future competitive, operating and regulatory environments and related financial performance of Mattersight. Union Square expressed no opinion with respect to such financial forecasts, or any other financial forecasts, or the assumptions on which they were based.
For purposes of rendering its opinion, Union Square also assumed, with our consent, that the representations and warranties of each party set forth in the Transaction Agreements were true and correct, that each party to the Transaction Agreements would perform all of the covenants and agreements required to be performed by it thereunder and that all conditions to the consummation of the Transaction would be satisfied without waiver or modification thereof, except, in each case, as would not be material to Union Square’s analyses. Union Square further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction would be obtained without any delay, limitation, restriction or condition that would, in any respect material to its analysis, have an adverse effect on Parent, Mattersight or the consummation of the Transaction. Union Square assumed that any modification to the structure of the Transaction would not vary in any respect material to its analysis. Union Square is not a legal, regulatory, accounting or tax expert and assumed, without independent verification and with our permission, the accuracy and completeness of assessments by Mattersight and our other advisors with respect to legal, regulatory, accounting and tax matters.
Union Square’s opinion is necessarily based on economic, market and other conditions as in effect on April 25, 2018, as well as the information publicly available, supplied or otherwise made available to it as of April 25, 2018. It is understood that subsequent developments may affect Union Square’s opinion, including those related to Mattersight’s operations as well as new initiatives and transactions, and that Union Square does not have or undertake any obligation to update, revise or reaffirm its opinion.
Union Square did not make, nor assume any responsibility for making, any valuation or appraisal of any assets or liabilities of Parent or Mattersight, and no such valuations or appraisals were provided to Union Square. Union Square was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness from a financial point of view, as of April 25, 2018, of the consideration to be received by the holders of Common Stock (other than Excluded Common Shares) in the Transaction, and Union Square expressed no opinion with respect to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Mattersight, including the Preferred Stock. Union Square expressed no opinion with respect to the amount or nature of any compensation to any directors, officers or other employees of Mattersight, or any class of such persons, relative to the consideration to be received by the holders of Common Stock (other than Excluded Common Shares) in the Transaction pursuant to the Merger Agreement or with respect to the fairness of any such compensation.

Summary of Financial Analyses
The following is a brief summary of the material analyses performed by Union Square in connection with its oral opinion and the preparation of its written opinion dated April 25, 2018. The various analyses summarized below were based on the closing price of  $2.25 per share of Common Stock as of April 24, 2018 (the “Applicable Closing Day”; represents the trading day before the meeting of the Board to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the transactions contemplated thereby, including the Offer and the Merger). Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Union Square, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.
In performing the financial analysis summarized below and arriving at its opinion, Union Square used and relied upon certain financial projections provided by Mattersight’s management and referred to below as the “Management Case.” See “Projected Financial Information” above for further discussion regarding the financial projections provided by Mattersight’s management.
Comparable Public Company Trading Analysis
Union Square performed a comparable public company trading analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Union Square compared certain financial estimates for Mattersight with comparable publicly available consensus estimates for 15 selected companies that share similar business characteristics or those that have similar scale and operating characteristics. These companies included the following Small-Cap Software companies:
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American Software, Inc.

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Asure Software, Inc.

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Brightcove Inc.

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ChannelAdvisor Corporation

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eGain Corporation

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Majesco

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ServiceSource International, Inc.

These companies also included the following Data Analytics, Personalization and Call Center Infrastructure companies:
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Avaya Holdings Corp.

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Five9 Inc.

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LivePerson Inc.

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MicroStrategy Incorporated

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NICE Ltd.

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Varonis Systems, Inc.

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Verint Systems Inc.

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Zendesk, Inc.

For purposes of this analysis, Union Square analyzed the following statistics for each of the selected comparable companies:
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The enterprise value divided by estimated revenue for calendar year 2018, which is referred to below as Enterprise Value/2018E Revenue; and

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The enterprise value divided by estimated revenue for calendar year 2019, which is referred to below as Enterprise Value/2019E Revenue.

Based on the analysis of the relevant metrics for each of the selected comparable companies and upon the application of its professional judgment and expertise, Union Square selected ranges that represented the first quartile to third quartile of financial multiples and applied these representative ranges of financial multiples to the relevant financial statistic for Mattersight, utilizing the Management Case.
Based on Mattersight’s outstanding shares on a fully diluted basis (including outstanding options, Restricted Stock Awards and the impact from the conversion of shares of Preferred Stock) as of April 24, 2018, Union Square calculated the estimated implied value per share of Common Stock as follows:
Financial Statistic	Selected Comparable Companies Representative Multiple Range	Implied Value Per Share of Common Stock
Enterprise Value/2018E Revenue (Management Case)	1.7x – 4.1x	$1.91 – $5.41
Enterprise Value/2019E Revenue (Management Case)	1.8x – 3.8x	$2.15 – $5.28
Union Square noted that the consideration to be received by holders of Common Stock (other than Excluded Common Shares) pursuant to the Merger Agreement of  $2.70 per share was within each of the implied ranges for Enterprise Value/2018E Revenue and Enterprise Value/2019E Revenue.
No company utilized in the comparable public company trading analysis is identical to Mattersight. In evaluating the selected comparable companies, Union Square made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond our control, such as the impact of competition on our businesses and the industry generally, industry growth and the absence of any adverse material change in our financial condition and prospects or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.
Precedent Transactions Analysis
Union Square performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms of selected transactions. In connection with its analysis, Union Square compared publicly available statistics for 20 selected transactions (which we refer to as the selected precedent transactions) announced since March 1, 2012, involving Software, Data Analytics, Personalization and Call Center Infrastructure companies. Union Square selected the precedent transactions because they shared certain characteristics with the Transaction. The following is a list of the selected precedent transactions reviewed and the month and year each transaction was announced:
Month/Year Announced	Target	Acquiror
October 2017	Broadsoft, Inc.	Cisco Systems, Inc.
July 2017	ShoreTel, Inc.	Mitel Networks Corporation
May 2017	Jive Software, Inc.	Aurea (ESW Capital, LLC)
August 2016	Interactive Intelligence Inc.	Genesys Telecommunications Laboratories, Inc.
July 2016	TouchCommerce Inc.	Nuance Communications, Inc.
July 2016	Sabio Ltd	Lyceum Capital Partners LLP
May 2016	inContact, Inc.	NICE Ltd.
May 2016	Nexmo, Inc.	Vonage Holdings Corp.
April 2016	HP Inc.’s Customer Experience Assets	Open Text Corporation
January 2016	Nexidia Inc.	NICE Ltd.
February 2015	Saba Software Inc.	Vector Capital
November 2014	Contact at Once!, LLC	LivePerson, Inc.
March 2014	LiveVox, Inc.	Golden Gate Capital
January 2014	Parature Inc.	Microsoft Corporation
January 2014	KANA Software, Inc.	Verint Systems Inc.
July 2013	Voxeo Corporation	Aspect Software Inc.

Month/Year Announced	Target	Acquiror
May 2013	SoundBite Communications, Inc.	Genesys Telecommunications Laboratories, Inc.
February 2013	Angel.com Incorporated	Genesys Telecommunications Laboratories, Inc.
August 2012	Adeptra Ltd.	Fair Isaac Corporation
March 2012	Transcend Services, Inc.	Nuance Communications, Inc.
Using publicly available estimates and other information for each of the selected precedent transactions, Union Square analyzed the following statistics for each of the selected precedent transactions:
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The enterprise value of target company divided by revenue for the last 12 months prior to the acquisition date (which we refer to as LTM), which is referred to below as Enterprise Value/LTM Revenue; and

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The enterprise value of target company divided by estimated revenue for the next 12 months following the acquisition date (which we refer to as NTM), which is referred to below as Enterprise Value/NTM Revenue.

Based on the analysis of the relevant metrics and time frame for each selected precedent transaction and upon the application of its professional judgment and experience, Union Square selected ranges that represented the first quartile to third quartile of implied financial multiples of the selected precedent transactions and applied these representative ranges of financial multiples to the relevant financial statistic for Mattersight.
For purposes of estimated NTM revenue, Union Square utilized the Management Case.
Based on Mattersight’s outstanding shares on a fully diluted basis (including outstanding options, Restricted Stock Awards and the impact from the conversion of shares of Preferred Stock) as of April 24, 2018, Union Square calculated the estimated implied value per share of our Common Stock as follows:
Selected Precedent Transactions Financial Statistic	Representative Range	Implied Value Per Share of Our Common Stock
Enterprise Value/LTM Revenue (03/31/18)	2.4x – 3.7x	$2.78 – $4.65
Enterprise Value/NTM Revenue (Management Case, 03/31/19)	1.8x – 3.5x	$1.92 – $4.31
Union Square noted that the consideration to be received by holders of Common Stock (other than Excluded Common Shares) pursuant to the Merger Agreement of  $2.70 per share was slightly below the implied Enterprise Value/LTM Revenue range and within the implied Enterprise Value/NTM Revenue range.
No company or transaction utilized in the selected precedent transactions analysis is identical to Mattersight or the Transaction. In evaluating the selected precedent transactions, Union Square made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, which are beyond our control, such as the impact of competition on our business or the industry generally, industry growth and the absence of any adverse material change in our financial condition or the industry or in the financial markets in general.
Discounted Cash Flow Analysis
Union Square calculated a range of prices per share of Common Stock for Mattersight based on a discounted cash flow analysis to value Mattersight as a standalone entity. Union Square utilized the Management Case for its analysis. Unlevered free cash flow was derived as GAAP EBIT (earnings before interest and taxes) plus depreciation and amortization and less GAAP taxes, capital expenditures and the increase in working capital. To account for future share dilution to current stockholders, stock-based compensation expenses were not added back in the calculation of unlevered free cash flow. Union Square calculated the present value of free cash flows for the calendar years 2018 through 2022 and terminal values in the calendar year 2022 using discount rates, selected upon the application of Union Square’s professional judgment and experience, ranging from 12.1% to 16.1%, which were based on a weighted average cost of capital calculation. The terminal value was derived by applying enterprise value to LTM EBITDA multiples, selected upon the application of Union Square’s professional judgment and experience, ranging from 14.0x to 22.0x to a terminal year estimate of the EBITDA to be generated by Mattersight in 2022, as reflected in the Management Case.
Union Square’s discounted cash flow analysis resulted in an enterprise value range of  $37.6 million to $85.1 million. To derive an implied share price reference range per share of Common Stock, Union Square divided the total implied equity value by the amount of our outstanding shares on a fully diluted basis (including outstanding options, Restricted Stock Awards and the impact from the conversion of shares of Preferred Stock). This analysis indicated an implied price per share of  $0.50 to $1.86. Union Square noted that the consideration to be received by holders of Common Stock (other than Excluded Common Shares) pursuant to the Merger Agreement of  $2.70 per share was above the range implied by the discounted cash flow analysis.
Premiums Paid Analysis
Using publicly available information, Union Square analyzed the premiums offered for a broader group of technology deals over the past five years based on a Thomson One, FactSet data set as of April 24, 2018. The Thomson One, FactSet data set included 188 announced and completed U.S. and Canadian technology deals with a public target and transaction value greater than $25.0 million, but excluded the following types of transactions: spinoffs, recapitalizations, repurchases and acquisitions of remaining interest. Premiums were adjusted to reflect unaffected premiums in order to exclude the effects of transaction rumors leading up to the announcement of the transaction.
For all of these transactions, Union Square calculated the premium represented by the offer price over the target company’s closing share price one trading day, average over 30 calendar days and average over 90 calendar days prior to the transaction’s announcement. This analysis indicated the following premiums for those time periods prior to announcement:
Premiums Paid: Last Five Years
Time Period Prior to Announcement	25th Percentile	75th Percentile
1 Calendar Day	14%	41%
30 Calendar Days (Average)	16%	43%
90 Calendar Days (Average)	18%	47%
Union Square observed that the Common Stock closed at $2.25 on the Applicable Closing Day of April 24, 2018. Union Square noted that the consideration per share of Common Stock of  $2.70 pursuant to the Merger Agreement reflected a 20% premium to the closing price per share of Common Stock on the Applicable Closing Day of April 24, 2018, a 25% premium to the average closing price per share of Common Stock for the 30 calendar days prior to and including the Applicable Closing Day of April 24, 2018, and a 16% premium to the average closing price per share of Common Stock for the 90 calendar days prior to and including the Applicable Closing Day of April 24, 2018.
Using a one-day premium reference range of 14% to 41% based on the 25th and 75th percentile of premiums paid, Union Square performed a premiums paid analysis using the closing price per share of Common Stock on the Applicable Closing Day of April 24, 2018. This analysis indicated a range of implied values per share of Common Stock of  $2.56 to $3.17.
Using a 30-calendar day premium reference range of 16% to 43% based on the 25th and 75th percentile of premiums paid, Union Square performed a premiums paid analysis using the average closing price per share of Common Stock for the 30 calendar days prior to and including the Applicable Closing Day of April 24, 2018. This analysis indicated a range of implied values per share of Common Stock of  $2.50 to $3.08.

Using a 90-calendar day premium reference range of 18% to 47% based on the 25th and 75th percentile of premiums paid, Union Square performed a premiums paid analysis using the average closing price per share of our Common Stock for the 90 calendar days prior to and including the Applicable Closing Day of April 24, 2018. This analysis indicated a range of implied values per share of Common Stock of  $2.76 to $3.44.
Union Square noted that the consideration to be received by holders of Common Stock (other than Excluded Common Shares) pursuant to the Merger Agreement of  $2.70 per share was within the implied one calendar day range and implied 30 calendar day average range and slightly below the implied 90 calendar day average range.
In connection with the review of the Transaction by the Board, Union Square performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Union Square considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Union Square believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Union Square may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Union Square’s view of the actual value of Mattersight. In performing its analyses, Union Square made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond our control. Any estimates contained in Union Square’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.
Union Square conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the consideration to be received by holders of Common Stock (other than Excluded Common Shares) pursuant to the Merger Agreement as of April 25, 2018, and in connection with the delivery of, its opinion, dated April 25, 2018, to the Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of Common Stock might actually trade.
The consideration to be received by the holders of Common Stock was determined through arm’s-length negotiations between Mattersight and Parent and was approved by the Board. Union Square provided advice to the Board during these negotiations. Union Square did not, however, recommend any specific consideration to Mattersight or the Board or that any specific consideration constituted the only appropriate consideration for the Transaction.
Union Square’s opinion and its presentation to the Board was one of many factors taken into consideration by the Board in deciding to approve, adopt and authorize the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the consideration or of whether the Board would have been willing to agree to different consideration.
The Board retained Union Square based upon Union Square’s qualifications, experience and expertise. Union Square is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes. Union Square provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise.
During the two-year period prior to the date of its opinion, Union Square has not provided financial advisory services to Mattersight other than in connection with the Transaction. During the same two-year period, Union Square has not provided financial advisory services to Parent or NICE. Union Square may seek to provide such services to Mattersight, Parent and NICE in the future and would expect to receive fees for the rendering of these services.

In the ordinary course of business, Union Square, its successors, its affiliates and its directors and officers may trade our securities for their own accounts and, accordingly, may at any time hold a long or short position in such securities.
Item 5.
Persons/Assets, Retained, Employed, Compensated or Used.

Mattersight’s engagement letter with Union Square provides that Union Square will receive fees for its financial advisory services, a portion of which was payable upon delivery of its opinion and a substantial portion of which is payable contingent upon the closing of any transaction that results in the effective sale, transfer or other disposition of ownership or control over the operations of Mattersight. The engagement letter provides that we will pay Union Square a fee for its services of approximately $2.575 million, $750,000 of which became payable upon delivery of Union Square’s opinion and the remainder of which is payable upon the closing of the Transaction. Mattersight also agreed to reimburse Union Square for its reasonable expenses, including fees of outside counsel, incurred in connection with its engagement. In addition, Mattersight agreed to indemnify Union Square and its affiliates, their respective members, directors, officers, partners, agents and employees and each person, if any, controlling Union Square or any of its affiliates against certain losses relating to or arising out of Union Square’s engagement or any related transactions. Union Square’s opinion was approved by Union Square’s fairness committee in accordance with Union Square’s customary procedures.
Neither Mattersight nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Mattersight on its behalf with respect to the Offer or related matters.
Item 6.
Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected during the 60 calendar days prior to the date of this Schedule 14D-9 by Mattersight or, to Mattersight’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.
Item 7.
Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations.
Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, Mattersight is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by Mattersight, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Mattersight or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Mattersight or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Mattersight.
Mattersight has agreed that from the date of the Merger Agreement until the earlier of the date, if any, on which the Merger Agreement is terminated and the Effective Time, Mattersight, its subsidiaries and their respective representatives will not, directly or indirectly, among other things, solicit alternative acquisition offers. In addition, Mattersight has agreed to certain procedures that it must follow in the event Mattersight receives an unsolicited acquisition proposal including the payment of a $4.454 million termination fee in the event that Mattersight terminates the Merger Agreement in connection with any such proposal that constitutes a superior proposal to that of Purchaser. The information set forth in the Offer to Purchase in Section 11. “The Merger Agreement; Other Agreements” is incorporated herein by reference.
Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the first paragraph of this Item 7.

Item 8.
Additional Information.

Regulatory Approvals.
Antitrust.
The Offer is conditioned on satisfaction of the condition that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) will have expired or been terminated, with respect to the Offer (the “HSR Condition”). To satisfy the HSR Condition, the parties must make pre-merger notification filings with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (“Antitrust Division”). If Purchaser’s acquisition of Shares is delayed due to a failure to satisfy the HSR Condition, the Offer may be extended under certain circumstances. See Section 1. “Terms of the Offer” in the Offer to Purchase.
Under the HSR Act, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer, the Merger, and the other transactions contemplated by the Merger Agreement. See Section 16. “Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase.
Under the provisions of the HSR Act applicable to the Offer, the waiting period will expire at 11:59 p.m., Eastern Time, 15 calendar days following Parent’s or its affiliate’s filing of a Premerger Notification and Report Form with the FTC and Antitrust Division, unless such 15th day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 p.m., Eastern Time, on the next regular business day. Before such time, however, either the FTC or Antitrust Division may extend the waiting period by issuing a Request for Additional Information (a “Second Request”) to Parent or its affiliate and a civil investigative demand to Parent or its affiliate. If a Second Request is made, the waiting period will expire at 11:59 p.m. Eastern Time, on the tenth calendar day after Parent or its affiliate certifies substantial compliance with such request, unless otherwise extended by agreement or court order. In addition, the initial waiting period may be restarted if Parent voluntarily withdraws and re-files its pre-merger notification filing (a “pull-and-refile”).
Parent filed on April 27, 2018 a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. Therefore, the initial waiting period is scheduled to expire at 11:59 p.m., Eastern Time, on May 14, 2018, unless (a) the period is shortened because “early termination” is granted, (b) the period is lengthened by a pull-and-refile, and/or (c) the period is lengthened because a reviewing agency issues a Second Request.
The FTC and the Antitrust Division will consider the legality under the U.S. federal antitrust laws of Parent’s proposed acquisition of Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, Mattersight or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Mattersight believes that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer, the Merger, and the other transactions contemplated by the Merger Agreement. See Section 15. “Conditions of the Offer” in the Offer to Purchase.

CFIUS.
The Offer is also conditioned on receiving CFIUS Clearance, which pursuant to the Merger Agreement, means (i) CFIUS has concluded that none of the transactions contemplated under the Merger Agreement are a “covered transaction” and not subject to review under Section 721 of the Defense Production Act of 1950, as amended and all rules and regulations thereunder, including those codified at 31 C.F.R. Part 800 (the “DPA”); (ii) CFIUS has issued a written notice that it has completed a review or investigation of the notification voluntarily provided pursuant to the DPA with respect to the transactions contemplated by the Merger Agreement, and has concluded all action under the DPA; or (iii) if CFIUS has sent a report to the President of the United States requesting the President’s decision and (a) the President has announced a decision not to take any action to suspend or prohibit the transactions contemplated by this Agreement or (b) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after 15 calendar days from the date the President received such report from CFIUS.
The filing of a notice of a transaction with CFIUS pursuant to the DPA is voluntary, but CFIUS has the power to initiate a review in the absence of such a voluntary notice. Following acceptance of the joint voluntary notice for review by CFIUS, a 30 calendar day review period will begin. At or prior to the expiration of this review period, CFIUS may clear the Offer and Merger or notify the parties that CFIUS has initiated a 45 calendar day investigation phase. If, following this investigation phase, CFIUS determines that there are no unresolved national security concerns, it may clear the Offer and Merger, which clearance could be conditioned on the parties entering into a National Security Agreement with CFIUS under which the parties would agree to measures intended to mitigate national security concerns identified during the CFIUS review and/or investigation process. If CFIUS determines that there are unresolved national security concerns following the investigation phase, CFIUS may invite Parent and Mattersight to voluntarily withdraw and refile the joint voluntary notice to permit additional time to address concerns raised by CFIUS. Alternatively, CFIUS may submit a recommendation to the President that the Offer and Merger be suspended or prohibited. If CFIUS is unable to reach a conclusion regarding what to recommend or otherwise believes that the President should make the determination, CFIUS must submit a report to the President requesting the President to make the determination regarding disposition of the Offer and Merger. After receiving a recommendation or report from CFIUS, the President would have 15 calendar days to determine whether to take action regarding the Offer and Merger, including its suspension or prohibition. In addition, notwithstanding the foregoing or anything to the contrary contained in the Merger Agreement, in the event that CFIUS notifies Parent and Mattersight that CFIUS (i) has completed its review or investigation and determined it has unresolved national security concerns and (ii) intends to send a report to the President of the United States requesting the President’s decision because it either (A) recommends that the President act to suspend or prohibit the Merger, (B) is unable to reach a decision on whether to recommend that the President suspend or prohibit the Offer and Merger, or (C) requests that the President make a determination with regard to the Offer and Merger, Parent may request a withdrawal of the notice filed with CFIUS and neither Parent, Purchaser, nor Mattersight shall have any further obligation to seek CFIUS Clearance, in which case either Parent or Mattersight may terminate the Merger Agreement and the Offer may be abandoned. If Purchaser’s acquisition of Shares is delayed due to a failure to obtain CFIUS Clearance, the Offer will be extended in certain circumstances. See Section 1. “Terms of the Offer” in the Offer to Purchase.
Appraisal Rights.
No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL (including with respect to certain aggregate ownership requirements) will, subject to the conditions thereof, be entitled to appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as, or less than the applicable Offer Price or the consideration payable in the Merger (which is equivalent to the applicable Offer Price). Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and may not otherwise address, fair value under Section 262 of the DGCL.
THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION AND RECOMMENDATION STATEMENT AS ANNEX B. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” OR A “HOLDER OF SHARES” ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.
Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, may be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court. However, after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all holders of shares who asserted appraisal rights unless (a) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal as measured in accordance with subsection (g) of Section 262 or (b) the value of the merger consideration in respect of such shares exceeds $1 million. We refer to these conditions as the “ownership thresholds.” Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award will accrue and compound quarterly from the effective time of the merger through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period; provided, however, that if at any time before the Delaware Court of Chancery enters judgment in the appraisal proceeding, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case any such interest will accrue after the time of such payment only on the amount that equals the sum of  (a) the difference, if any, between the amount so paid and the “fair value” of the shares as determined by the Delaware Court of Chancery and (b) any interest accrued prior to the time of such voluntary payment, unless paid at such time. The surviving corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the Merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.
Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.
FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.
Any Mattersight stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.
If a Mattersight stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

(i)
within the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and 20 days after the date of this Schedule 14D-9, deliver to Mattersight at Mattersight Corporation, 200 W. Madison Street, Suite 3100, Chicago, Illinois 60606, Attention: Chief Financial Officer, a written demand for appraisal of the Shares held, which demand must reasonably inform Mattersight of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii)
not tender his, her or its Shares in the Offer;

(iii)
continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

(iv)
comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, one of the ownership thresholds must be met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) or the Surviving Corporation must file a petition in the Delaware Court of Chancery demanding a determination of the value of the stock of all such stockholders within 120 days after the Effective Time.
If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger on or within 10 days after the Effective Time to those holders of Shares who made a written demand for appraisal in accordance with Section 262 of the DGCL, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 of the DGCL and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.
Appraisal Procedures.
The right to appraisal will be lost unless it is perfected by satisfaction of the requirements of Section 262 of the DGCL, the text of which is set forth in full in Annex B hereto. Mere failure to execute and return a Letter of Transmittal to the paying agent, or failure to deliver share certificates to the paying agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and timely delivered to Mattersight as described herein.
As provided under Section 262 of the DGCL, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).
A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder. Any beneficial holder desiring appraisal who holds Shares through a nominee holder such as a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct the nominee holder that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform Mattersight of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.
Within 120 days after the Effective Time, but not thereafter, the surviving corporation or any holder of Shares who has complied with the provisions of Section 262 of the DGCL and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders who did not tender in the Offer and demand appraisal. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Mattersight as the surviving corporation is under no obligation, and has no present intention, to file such a petition and holders should not assume that Mattersight will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, any stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for demanding appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (i) within ten days after a written request therefor has been received by the surviving corporation or (ii) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.
If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days after such service to provide the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. The Delaware Register in Chancery, if so ordered by the Delaware Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition by mail to the surviving corporation and the Mattersight stockholders shown on the Verified List at the address stated therein in accordance with Section 262. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the surviving corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal for their Shares and who hold stock represented by certificates to submit their Share certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. The Delaware Court of Chancery will dismiss appraisal proceedings as to all shares of Common Stock for which Mattersight stockholders assert appraisal rights unless (a) the total number of shares for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding shares of Mattersight’s Common Stock as measured in accordance with subsection (g) of Section 262 or (b) the value of the merger consideration in respect of the shares for which appraisal rights have been pursued and perfected exceeds $1 million. The Delaware Court of Chancery will dismiss appraisal proceedings as to all shares of Preferred Stock for which Mattersight stockholders assert appraisal rights unless (a) the total number of shares for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding shares of Mattersight’s Preferred Stock as measured in accordance with subsection (g) of Section 262 or (b) the value of the merger consideration in respect of the shares for which appraisal rights have been pursued and perfected exceeds $1 million.
After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares subject to appraisal, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value.
Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, will be compounded quarterly, and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. However, the surviving corporation has the right, at any point prior to the Delaware Court of Chancery’s entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder seeking appraisal. If the surviving corporation makes a voluntary cash payment pursuant to subsection (h) of Section 262, interest will accrue thereafter only on the sum of  (i) the difference, if any, between the amount paid by the surviving corporation in such voluntary cash payment and the fair value of the shares as determined by the Delaware Court of Chancery and (ii) interest accrued before such voluntary cash payment, unless paid at that time.
Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the applicable Offer Price or the consideration payable in the Merger (which is equivalent to the applicable Offer Prices). Although Mattersight believes that the Offer Prices or the consideration payable in the Merger (which is equivalent to the Offer Prices) are fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Mattersight nor Parent anticipates offering more than the applicable Offer Price to any stockholder exercising appraisal rights, and each of Mattersight and Parent reserves the right to make a voluntary cash payment pursuant to subsection (h) of Section 262 and to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Common Stock or Preferred Stock is less than the applicable Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Prices). In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Upon application by the surviving corporation or by any holder of Shares entitled to participate in the appraisal proceeding, so long as one of the ownership thresholds are met, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights or that neither of the ownership thresholds is met. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the surviving corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the surviving corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.
The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.
From and after the Effective Time, no stockholder who has demanded an appraisal in compliance with Section 262 of the DGCL is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).
If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger, which is equal to the applicable Offer Price, without interest.
At any time within 60 days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Delaware Court of Chancery, which may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days of the Effective Time.
FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Business Combination Statute.
Section 203 of the DGCL prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:
(i)
before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii)
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(iii)
following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66.67%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board adopted a resolution approving the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Tender and Support Agreements, for purposes of Section 203 of the DGCL, but only insofar as the Offer, the Merger and the other transactions contemplated by the Merger Agreement are consummated in accordance with the terms of the Merger Agreement.
Stockholder Approval Not Required.
Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder votes or consents will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if, following consummation of a tender offer for any and all shares of the stock of a public corporation (other than stock owned by the acquirer, the target corporation or any of their respective wholly owned subsidiaries), the acquirer holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the vote of the stockholders of the target corporation. Under the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Mattersight’s stockholders, in accordance with Section 251(h) of the DGCL.
Annual Report and Quarterly Report.
For additional information regarding the business and the financial results of Mattersight, please see Mattersight’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.
Certain Litigation.
As of the date of this Schedule 14D-9, the Company is not aware of any pending legal proceeding relating to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

Golden Parachute Compensation.
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Mattersight’s named executive officers that is based on or otherwise relates to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such terms to describe the Merger-related compensation payable to Mattersight’s named executive officers.
Summary of Severance and Change in Control Benefits
Under his executive employment agreement, Kelly Conway is entitled to severance in the event that Mattersight terminates his employment without Cause (as defined in his agreement) or Mr. Conway terminates his employment with Good Reason (as defined in his agreement), as follows: (i) the amount of $1,200,000, payable in a lump sum (less standard payroll deductions and withholdings), (ii) reimbursement of the cost of COBRA premiums to continue health insurance benefits for a period of eighteen (18) months or until such time as Mr. Conway qualifies for health insurance benefits through a new employer, whichever occurs first, and (iii) accelerated vesting of the shares of restricted stock and stock options that would have vested if he were employed for an additional period of twenty-four (24) months. In the event of his death or Disability (as defined below), Mr. Conway is entitled to (a) the amount of $800,000, payable in a lump sum (less standard payroll deductions and withholdings), (b) reimbursement of the cost of COBRA premiums to continue health insurance benefits for a period of twelve (12) months, and (c) vesting of half of all then unvested shares of restricted stock and stock options, with such options being exercisable for a period of one year (but not exceeding the term of such options). Upon a change in control, whether or not he incurred a termination of his employment in connection therewith, Mr. Conway would be entitled to accelerated vesting of the shares of restricted stock and stock options that would have vested if he were employed for an additional 36 months. Under his executive employment agreement, in the event that payments and benefits payable to Mr. Conway would be subject to the excise tax under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), then such amounts will be cut back to the extent necessary so that such payments and benefits would not be subject to such tax, unless Mr. Conway would be better off on an after tax basis receiving the full amount thereof.
Under the executive employment agreements of Christopher Danson and David Gustafson, each officer is entitled to severance in the event that Mattersight terminate his employment without Cause (as defined in the executive officer’s agreement) or he terminates his employment with Good Reason (as defined in the executive officer’s agreement), as follows: (i) an amount equal to 100% of his then-current base salary and target bonus (pursuant to the amendment to his employment agreement, each of Mr. Gustafson’s base salary and target bonus for this purpose will be deemed to be $325,000 following the Merger), payable in a lump sum (less standard payroll deductions and withholdings), (ii) an additional amount equal to 100% of the average of the bonus he was paid in the year preceding his termination and the target bonus for the then-current year, payable in a lump sum (less standard payroll deductions and withholdings), (iii) reimbursement of the cost of COBRA premiums to continue health insurance benefits for a period of twelve (12) months or until such time as he qualifies for health insurance benefits through a new employer, whichever occurs first, and (iv) accelerated vesting of the shares of restricted stock and stock options that would have vested if he were employed for an additional twelve (12) months, provided that if such termination occurs in connection with a change of control then such vesting shall be the equivalent of twenty-four (24) months. In the event of Messrs. Danson or Gustafson’s death or Disability, he is entitled to (a) an amount equal to 100% of his then-current base salary, payable in a lump sum (less standard payroll deductions and withholdings), (b) an additional amount equal to 100% of the average of the bonus he was paid in the year preceding his termination and the target bonus for the then-current year, payable in a lump sum (less standard payroll deductions and withholdings), (c) reimbursement of the cost of COBRA premiums to continue health insurance benefits for a period of twelve (12) months, and (d) vesting of 50% of the then unvested shares of restricted stock and stock options, with such options being exercisable for a period of one year (but not exceeding the term of such options). Under their executive employment agreements, in the event that payments and benefits payable to each of Messrs. Danson or Gustafson would be subject to the excise tax under Sections 280G and 4999 of the Code, then such amounts will be cut back to the extent necessary so that such payments and benefits would not be subject to such tax, unless either Mr. Danson or Gustafson, as applicable, would be better off on an after tax basis receiving the full amount thereof.
Under David Mullen’s employment agreement, he is entitled to severance in the event that we terminate his employment without Cause (as defined in his agreement) or he terminates his employment with Good Reason (as defined in his agreement), as follows: (i) an amount equal to six (6) months of his then-current base salary, payable in a lump sum (less standard payroll deductions and withholdings), (ii) an additional amount equal to 50% of the average of the bonus he was paid in the year preceding his termination and the target bonus for the then-current year, payable in a lump sum (less standard payroll deductions and withholdings), (iii) reimbursement of the cost of COBRA premiums to continue health insurance benefits for a period of six (6) months or until such time as he qualifies for health insurance benefits through a new employer, whichever occurs first, and (iv) accelerated vesting of the shares of restricted stock and stock options that would have vested if he was employed for an additional six (6) months provided that if such termination occurs in connection with a change of control then such vesting shall be the equivalent of twelve (12) months. In the event of Mr. Mullen’s death or Disability, he is entitled to (a) an amount equal to 100% of his or her then-current base salary, payable in a lump sum (less standard payroll deductions and withholdings), (b) an additional amount equal to 100% of the average of the bonus he was paid in the year preceding his termination and the target bonus for the then-current year, payable in a lump sum (less standard payroll deductions and withholdings), (c) reimbursement of the cost of COBRA premiums to continue health insurance benefits for a period of twelve (12) months, and (d) vesting of 50% of the then unvested shares of restricted stock and stock options, with such options being exercisable for a period of one year (but not exceeding the term of such options). Under his executive employment agreement, in the event that payments and benefits payable to Mr. Mullen would be subject to the excise tax under Sections 280G and 4999 of the Code, then such amounts will be cut back to the extent necessary so that such payments and benefits would not be subject to such tax, unless Mr. Mullen would be better off on an after tax basis receiving the full amount thereof.
Golden Parachute Compensation.
The table below reflects the compensation and benefits that will or may be paid or provided to each of the named executive officers in connection with the Merger in the circumstances described below and as described above in “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Directors and Executive Officers of Mattersight,” which is incorporated herein by reference. Severance payments have been calculated based on the named executive officer’s current base salary and target bonus opportunity, if applicable. Regardless of the manner in which a named executive officer’s employment terminates, the named executive officer is entitled to receive amounts already earned during the term of his or her employment, such as base salary earned through the date of termination.
Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, we have assumed that (i) the Offer is completed at the price of  $2.70 per share of Common Stock and $7.80 per share of Preferred Stock (plus accrued and unpaid dividends in the amount of  $2.09 per share) and the Effective Time occurred on May 7, 2018, (ii) each named executive officer receives the Option Consideration and/or Restricted Stock Award Consideration, as applicable, for all of their equity awards that may accelerate pursuant to the terms of the Merger Agreement or the terms of the named executive officer’s employment agreement, and (iii) the termination of employment took place on May 7, 2018 and occurred in a manner entitling the named executive officer to receive severance payments and benefits under the terms of the executive officer’s employment agreement.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Kelly Conway	1,200,000	221,935	32,022	1,453,957
David Mullen	273,594	342,004	—	615,598
David Gustafson	565,703	454,734	17,580	1,038,017
Christopher Danson	557,000	302,694	13,308	873,002

(1)
Represents cash severance payable if such executive experiences a qualifying termination following the Merger under the terms of the employment agreements between such executive and Mattersight, the terms of which are summarized under the heading “— Summary of Severance and Change in Control Benefits” above.

(2)
Pursuant to the terms of the Merger Agreement, all outstanding Restricted Stock Awards will be eligible for the treatment described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Directors and Executive Officers of Mattersight — Consideration for Restricted Stock Awards” above. Amounts set forth above represent the Restricted Stock Consideration with respect to Restricted Stock Awards that will accelerate in connection with the Merger under the terms of the Merger Agreement (and which represent a “single trigger” arrangement) and the value of Converted Restricted Stock Awards the vesting of which would accelerate under the terms of the named executive officer’s employment agreement with Mattersight as summarized under the heading “— Summary of Severance and Change in Control Benefits” (and which are “double trigger” in nature as they will only be payable on an accelerated basis in the event of a qualifying termination of employment following the Merger). As of May 7, 2018, none of Mattersight’s executive officers held Options with an exercise price less than the Common Offer Price.

The table below these footnotes further quantifies these amounts. The values in the column entitled “Value of Converted Restricted Stock Awards that Accelerate Upon a Qualifying Termination” in the table below are calculated by multiplying the number of shares of unvested Common Stock that would accelerate upon the qualifying termination by the Common Offer Price.
Name	Restricted Stock Award Consideration for Shares of Restricted Stock Accelerating in the Merger ($)	Value of Converted Restricted Stock Awards that Accelerate Upon a Qualifying Termination ($)
Kelly Conway	221,935	—
David Mullen	5,400	336,604
David Gustafson	5,400	449,334
Christopher Danson	5,400	297,294
(3)
Represents the estimated cost of continued health plan coverage (assuming the monthly premium rates under Mattersight’s existing group health insurance plans) during the applicable severance period payable under the terms of the employment agreements between such named executive officer and Mattersight, the terms of which are summarized under the heading “— Summary of Severance and Change in Control Benefits” above.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Schedule 14D-9 contains certain statements that constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Mattersight’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially and adversely from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer, as well as those described in cautionary statements contained elsewhere herein and in Mattersight’s periodic reports filed with the SEC including the statements set forth under “Risk Factors” set forth in Mattersight’s most recent annual report on Form 10-K, and quarterly report on Form 10-Q, the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) filed by Parent, Purchaser and NICE, and this Schedule 14D-9 and other documents filed by Mattersight. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect Mattersight’s expectations as of the date of this Schedule 14D-9. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC by Mattersight at www.mattersight.com. While Mattersight may elect to update any such forward-looking statements at some point in the future, Mattersight specifically disclaims any obligation to do so, even if our expectations change, except as required by law. However, Mattersight will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with its obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9.
Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:
		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith
(a)(1)(A)	Offer to Purchase, dated May 10, 2018.	Schedule TO	May 10, 2018	(a)(1)(A)
(a)(1)(B)	Form of Letter of Transmittal.	Schedule TO	May 10, 2018	(a)(1)(B)
(a)(5)(A)	Press Release issued by Mattersight Corporation, dated April 26, 2018.	8-K	April 26, 2018	99.1
(a)(5)(B)	Opinion of Union Square Advisors LLC, dated April 25, 2018 (included as Annex A to this Schedule 14D-9)				X
(e)(1)	Agreement and Plan of Merger, dated as of April 25, 2018, by and among Mattersight Corporation, NICE, Parent and Purchaser.	8-K	April 26, 2018	2.1
(e)(2)	Confidentiality Agreement, dated February 8, 2018, by and between Mattersight Corporation and NICE.	Schedule TO	May 10, 2018	(d)(4)
(e)(3)	Exclusivity Agreement, dated March 17, 2018, by and between Mattersight Corporation and NICE.	Schedule TO	May 10, 2018	(d)(5)
(e)(4)	Form of Tender and Support Agreement, dated April 25, 2018, by and among Parent, Purchaser, and certain directors, executive officers, and stockholders of Mattersight Corporation.	8-K	April 26, 2018	99.2
(e)(5)	1999 Stock Incentive Plan, as amended.	10-K	March 12, 2015	10.1
(e)(6)	Form of Restricted Stock Award Agreement between applicable participant and Mattersight Corporation.	10-K	March 25, 2005	10.23
(e)(7)	Current Form of Restricted Stock Award Agreement between applicable participant and Mattersight Corporation.	10-K	March 11, 2016	10.4
(e)(8)	Form of Installment Stock Award Agreement between applicable participant and Mattersight Corporation.	10-K	March 25, 2005	10.24

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith
(e)(9)	Form of Option Award Agreement between applicable participant and Mattersight Corporation.	10-K	March 13, 2007	10.7
(e)(10)	Current Form of Option Award Agreement between applicable participant and Mattersight Corporation.	10-K	March 11, 2016	10.7
(e)(11)	1999 Employee Stock Purchase Plan, as amended.	10-K	March 11, 2016	10.2
(e)(12)	Certificate of Incorporation of Mattersight Corporation, as amended.	S-1/A	February 1, 2000	3.2
(e)(13)	Certificate of Amendment to Mattersight Corporation’s Certificate of Incorporation.	10-K	December 29, 2001	3.3
(e)(14)	Certificate of Amendment to Mattersight Corporation’s Certificate of Incorporation.	10-K	December 29, 2001	3.4
(e)(15)	Certificate of Amendment to Mattersight Corporation’s Certificate of Incorporation.	8-K	May 31, 2011	3.1
(e)(16)	Amended and Restated Bylaws of Mattersight Corporation.	8-K	April 26, 2018	3.1
(e)(17)	Certificate of Designations of 7% Series B Convertible Preferred Stock of Mattersight Corporation.	10-K	March 28, 2002	3.6
(e)(18)	Form of Indemnification Agreement by and between Mattersight Corporation and each of its directors and executive officers.	10-K	March 14, 2013	10.12
(e)(19)	Second Amended and Restated Employment Agreement, effective as of April 19, 2011 between Kelly D. Conway and Mattersight Corporation.	10-Q	May 12, 2011	10.3
(e)(20)	First Amendment to Second Amended and Restated Employment Agreement, dated March 17, 2015, between Kelly D. Conway and Mattersight Corporation.	10-Q	May 7, 2015	10.1

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith
(e)(21)	Amended and Restated Executive Employment Agreement, effective as of September 8, 2008, between Christopher Danson and Mattersight Corporation.	10-K	March 11, 2009	10.31
(e)(22)	Executive Employment Agreement, effective as of May 23, 2012, between David Gustafson and Mattersight Corporation.	10-K	March 14, 2013	10.22
(e)(23)	First Amendment to Executive Employment Agreement, dated July 1, 2013, between David Gustafson and Mattersight Corporation.	8-K	July 3, 2013	10.1
(e)(24)	Second Amendment to Executive Employment Agreement, dated August 8, 2013, between David Gustafson and Mattersight Corporation.	8-K	August 13, 2013	10.1
(e)(25)	Amendment to Employment Agreement, dated April 25, 2018, between Mattersight Corporation, NICE Systems, Inc. and David Gustafson.	8-K	April 26, 2018	10.4
(e)(26)	Non-Competition Agreement, dated April 25, 2018, between Kelly Conway and Mattersight Corporation.				X
(e)(27)	Summary of Director Compensation.	10-K	March 12, 2018	10.25
(e)(28)	Summary of 2018 Executive Officer Compensation.	10-K	March 12, 2018	10.26

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.
MATTERSIGHT CORPORATION
By:
/s/ David B. Mullen

Name: David B. Mullen
Title: Chief Financial Officer
Dated:   May 10, 2018

ANNEX A
Opinion of Union Square Advisors LLC

April 25, 2018
Mattersight Corporation
200 W. Madison Street
Suite 3100
Chicago, IL 60606
Members of the Board of Directors:
We understand that Mattersight Corporation (the “Company”), NICE Systems, Inc. (the “Acquiror”), NICE Acquisition Sub, Inc., a wholly-owned subsidiary of the Acquiror (“Acquisition Sub”), and solely for purposes of Section 8.16 thereof, NICE Ltd., propose to enter into an Agreement and Plan of Merger, to be dated as of April 25, 2018 (the “Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Offer”) to purchase (A) all of the outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company, for $2.70 per share in cash, without interest (the “Common Consideration”) and (B) all of the outstanding shares of 7% Series B Convertible Preferred Stock, par value $0.01 per share (the “Company Series B Preferred Stock”), of the Company, for $7.80 per share, plus accrued and unpaid dividends payable thereon, in cash, without interest (the “Preferred Consideration”) and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. As a result of the Merger, the Company will become a wholly-owned subsidiary of the Acquiror, and each outstanding share of the Company Common Stock and the Company Series B Preferred Stock, other than shares of the Company Common Stock (the “Excluded Common Shares”) and the Company Series B Preferred Stock owned by the Acquiror, Acquisition Sub or the Company, or by any wholly-owned subsidiary of Acquiror, Acquisition Sub or the Company, or held by stockholders who shall have properly and validly exercised their statutory rights of appraisal in respect of such shares in accordance with Section 262 of the Delaware General Corporation Law, will be converted into the right to receive either the Common Consideration or the Preferred Consideration, as applicable. The terms and conditions of the Offer and the Merger (collectively, the “Transaction”) are more fully set forth in the Agreement. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in the Agreement.
You have asked for our opinion as to whether, as of the date hereof, the Common Consideration to be received by the holders of Company Common Stock (other than the Excluded Common Shares) pursuant to the Agreement in the proposed Transaction is fair, from a financial point of view, to such holders of shares of the Company Common Stock.
In connection with rendering our opinion set forth herein, we have:
(i)
Reviewed the latest draft of the Agreement provided to us on April 24, 2018, and drafts of certain related documents dated as of April 24, 2018, which we assume are in substantially final form and the executed copies of which will not vary in any respect material to our analysis (collectively, the “Transaction Agreements”);

(ii)
Reviewed certain publicly available financial statements and other business and financial information of the Company;

(iii)
Reviewed certain internal financial statements and other financial and operating data concerning the Company;

(iv)
Reviewed certain financial projections and forecasts prepared by the management of the Company (collectively, the “Company Projections”);

(v)
Reviewed certain financial projections and forecasts prepared by Wall Street research analysts regarding the Company;

(vi)
Discussed the past and current operations and financial condition of the Company, as well as the prospects of the Company, with senior executives of the Company;

(vii)
Reviewed the reported prices and trading activity for the Company Common Stock;

(viii)
Compared the financial performance of the Company and trading activity of the Company Common Stock with that of certain other publicly traded companies comparable with the Company and its securities;

(ix)
Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(x)
Participated in discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors; and

(xi)
Performed such other analyses and considered such other factors as we have deemed appropriate.

For purposes of conducting our analysis of the Transaction and rendering our opinion herein, we have assumed and relied upon, without undertaking any responsibility for independent verification of, the accuracy and completeness of the information publicly available, supplied or otherwise made available to, discussed with, or reviewed by us, and assume no liability therefor. We have further relied upon the assurances of the management of the Acquiror and the Company, respectively, that they are not aware of any facts that would make such information inaccurate or misleading. With respect to the financial forecasts of the Company provided to us by management of the Company, for purposes of our opinion, we have assumed that such Company Projections have been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgment of the management of the Company as to the future competitive, operating and regulatory environments and related financial performance of the Company. We express no opinion with respect to such Company Projections or other financial forecasts or the assumptions on which they are based.
For purposes of rendering our opinion herein, we have also assumed, with your consent, that the representations and warranties of each party set forth in the Transaction Agreements are true and correct, that each party to the Transaction Agreements will perform all of the covenants and agreements required to be performed by such party thereunder and that all conditions to the consummation of the Transaction will be satisfied without waiver or modification thereof, except, in each case, as would not be material to our analyses. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any delay, limitation, restriction or condition that would, in any respect material to our analysis, have an adverse effect on the Acquiror, the Company or the consummation of the Transaction. We have assumed that any modification to the structure of the Transaction will not vary in any respect material to our analysis. We are not legal, regulatory, accounting or tax experts and have assumed, without independent verification and with your permission, the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.
Our opinion is necessarily based on economic, market and other conditions as in effect on the date hereof, as well as the information publicly available, supplied or otherwise made available to us as of the date hereof. It is understood that subsequent developments may affect this opinion, including those related to the Company’s operations as well as new initiatives and transactions, and that we do not have or undertake any obligation to update, revise or reaffirm our opinion set forth herein.
We have not made, nor assumed any responsibility for making, any valuation or appraisal of any assets or liabilities of the Acquiror or the Company, and no such valuations or appraisals have been provided to us. We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness from a financial point of view, as of the date hereof, of the Common Consideration to be received by the holders of Company Common Stock (other than the Excluded Common Shares) in the proposed Transaction, and we express no opinion with respect to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, including the Company Series B Preferred Stock. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction, and as such is not intended to be and does not constitute a recommendation to the Board of Directors of the Company as to whether it should approve the Transaction, the Agreement or any related matters. We also express no opinion with respect to the amount or nature of any compensation to any directors, officers or other employees of the Company, or any class of such persons, relative to the consideration to be received by the holders of Company Common Stock (other than the Excluded Common Shares) in the Transaction pursuant to the Agreement or with respect to the fairness of any such compensation.
We have acted as financial advisor to the Board of Directors with respect to the proposed Transaction and will receive a fee from the Company for our services, the principal portion of which is contingent upon consummation of the Transaction. The Company has agreed to reimburse our reasonable expenses and to indemnify us against certain liabilities arising out of our engagement in connection with the Transaction. During the two-year period prior to the date hereof, we have not provided financial advisory services to the Company other than in connection with the Transaction. During the same two-year period, we have not provided financial advisory services to the Acquiror. We may seek to provide such services to the Company and the Acquiror in the future and would expect to receive fees for the rendering of these services.
In the ordinary course of business, we, our successors, our affiliates and our directors and officers may trade securities of the Acquiror or the Company for our own accounts and, accordingly, may at any time hold a long or short position in such securities.
It is understood that this letter and the opinion set forth herein is for the information of the Board of Directors and the Board of Directors’ evaluation of the Transaction, and may not be used or relied upon by any other person or body or for any other purpose; provided, however, that the opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Transaction if such inclusion is required by applicable law. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender their shares in the Offer or how such stockholder should vote, if applicable, with respect to the Transaction or any other matter. Except as otherwise provided above, this opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent. This opinion has been approved by our fairness committee in accordance with our customary procedures.
Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the Common Consideration to be received by the holders of Company Common Stock (other than the Excluded Common Shares) in the proposed Transaction is fair, from a financial point of view, to such holders of Company Common Stock.
Very best regards,
UNION SQUARE ADVISORS LLC

ANNEX B
Section 262 of the General Corporation Law of the State of Delaware
§262 Appraisal Rights.
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title and, subject to paragraph (b)(3) of this section, §251(h) of this title), §252, §254, §255, §256, §257, §258, §263 or §264 of this title:
(1) Provided, however, that, except as expressly provided in §363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in §251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §251(h), §253 or §267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by §363(a) of this title, appraisal rights shall be available as contemplated by §363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of  §114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2) If the merger or consolidation was approved pursuant to §228, §251(h), §253, or §267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of  §114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to §251(h) of this title, within the later of the consummation of the offer contemplated by §251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §251(h) of this title, later than the later of the consummation of the offer contemplated by §251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to §253 or §267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of  (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.